

2025
Annual Report

Strategic Priorities

Over the last 20 years, Mosaic's journey has been filled with growth opportunities — improving safety, affirming our sustainable business practices, and making bold moves in the market. As we enter 2026, we are redefining what growth means to us through three strategic priorities. Our decision-making and actions will continue to be guided by the principles that enable us to deliver on our mission — we are responsible, reliable and future-focused.

EXCEL TOGETHER

Fostering a culture that encourages us to become the best version of Mosaic

- Maintain an unwavering commitment to **safety and environmental performance**
- Instill a **digital mindset** to drive efficiency and continuously improve the customer and employee experience
- Collaborate globally to make decisions that **drive enterprise value** and **progress** toward our strategic priorities



ELEVATE OUR CORE BUSINESS

Investing where we have the greatest capacity to thrive

- **Shape our portfolio** to maximize returns
- Focus investments on **resilient opportunities** where we have a **competitive advantage**
- Increase **efficiency and operational reliability** to improve production volumes and reduce costs



PURSUE VALUE-CREATING GROWTH

Maximizing our competitive advantages to drive targeted growth

- Build on our **strong brand** and industry-leading **market access** to:
  - Grow **performance product** and **co-product sales**
  - Scale **Mosaic Biosciences**
- Develop business options that provide a **competitive advantage** or **reduce risk**



The Mosaic Company
Calendar Year 2025 Financial Review

Financial Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Mosaic Company (before or after the Cargill Transaction, as defined below, "*Mosaic,*" and with its consolidated subsidiaries, "*we,*" "*us,*" "*our*" or the "*Company*") is the parent company of the business that was formed through the business combination ("*Combination*") of IMC Global Inc. and the Cargill Crop Nutrition fertilizer businesses of Cargill, Incorporated and its subsidiaries (collectively, "*Cargill*") on October 22, 2004. In May 2011, Cargill divested its approximately 64% equity interest in us in a split-off to its stockholders and a debt exchange with certain Cargill debt holders.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly- and majority-owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method.

We are organized into the following business segments:

- Our **Phosphate** business segment owns and operates mines and production facilities in Florida, which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana, which produce concentrated phosphate crop nutrients for sale domestically and internationally. We have a 75% economic interest in the Miski Mayo Phosphate Mine ("*Miski Mayo Mine*") in Peru. These results are consolidated in the Phosphate segment. Through December 24, 2024, the Phosphate segment included our 25% interest in the Ma'aden Wa'ad Al Shamal Phosphate Company ("*MWSPC*"), a joint venture to develop, own and operate integrated phosphate production facilities in the Kingdom of Saudi Arabia. On December 24, 2024, we exchanged our ownership of MWSPC for shares of Saudi Arabian Mining Company ("*Ma'aden*"). Our equity in the net earnings or losses relating to MWSPC were recognized on a one-quarter lag in our Consolidated Statements of Earnings.

- Our **Potash** business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited ("*Canpotex*"), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

- Our **Mosaic Fertilizantes** business segment includes five phosphate rock mines and four phosphate chemical plants in Brazil. The segment also includes our distribution business in South America, which consists of sales offices, crop nutrient blending and bagging facilities, port terminals and warehouses in Brazil and Paraguay. We also have a majority interest in Fospar S.A., which owns and operates a single superphosphate granulation plant and a deep-water port and throughput warehouse terminal facility in Brazil. This segment also includes the results of Mosaic Biosciences sales in Brazil.

Intersegment eliminations, unrealized mark-to-market gains/losses on derivatives and investment in equity securities of Ma'aden, debt expenses, the results of the China and India distribution businesses and Mosaic Biosciences sales in China, India and North America are included within Corporate, Eliminations and Other. See Note 25 of the Consolidated Financial Statements in this Form 10-K for segment results.

Key Factors That Can Affect Results of Operations and Financial Condition

Our primary products, phosphate and potash crop nutrients, are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The markets for our products are highly competitive, and the most important competitive factor for our products is delivered price. Business and economic conditions and governmental policies affecting the agricultural industry and customer sentiment are the most significant factors affecting worldwide demand for crop nutrients with the impact of demand for biofuels and batteries also playing an increasing role. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by fixed costs associated with owning and operating our major facilities, significant raw material costs in our Phosphate and Mosaic Fertilizantes businesses, water treatment costs in our Phosphate business and fluctuations in currency exchange rates.

Our products are generally sold based on the market prices prevailing at the time the sales contract is signed or through contracts which are priced at the time of shipment. Additionally, in certain circumstances the final price of our products is determined after shipment based on the current market at the time the price is agreed to with the customer. Forward sales programs at fixed prices increase the lag between prevailing market prices and our average realized selling prices. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include, among others, optimizing our production and operating efficiency within warehouse limitations, as well as customer requirements. The use of forward sales programs and the level of customer prepayments may vary from period to period due to changing supply and demand environments, seasonality and market sentiments.

World prices for the key raw material inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and production costs. The primary feedstock for producing ammonia is natural gas. The product price for ammonia is generally highly dependent on the supply and demand balance for ammonia. In North America, two-thirds of our ammonia is sourced either through ammonia supply agreements or produced internally at our Faustina, Louisiana, location with the remaining one-third purchased from various suppliers in the spot market. We have agreements with various suppliers to ensure we have reliable sources of supply for ammonia to support competitive pricing in various market conditions. In Brazil, we purchase all our ammonia from a single supplier.

Sulfur is a global commodity that is primarily produced as a by-product of oil refining. The market price is based primarily on the supply and demand balance for sulfur. We believe our current and future investments in sulfur transformation and transportation assets will enhance our competitive advantage.

We produce and procure most of our phosphate rock requirements through either wholly or partly owned mines. In addition to producing phosphate rock, Mosaic Fertilizantes purchases phosphate, potash and nitrogen products which are either used to produce blended crop nutrients ("*Blends*") or for resale.

Our per tonne selling prices for potash are affected by shifts in the product mix, geography and customer mix. Our Potash business is significantly affected by Canadian resource taxes that we pay to the Province of Saskatchewan and royalties we pay to mineral holders in order for us to mine and sell our potash products. In addition, cost of goods sold is affected by a number of factors, including: fluctuations in the Canadian dollar; the level of periodic inflationary pressures on resources in western Canada, where we produce most of our potash; and natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan. In the past, we have also incurred operating costs to manage salt saturated brine inflows at our Esterhazy, Saskatchewan K1 and K2 mine shafts, which we closed in June 2021, due to an acceleration of brine inflows. We have now transitioned mining to the K3 mine shaft, which has replaced production from the K1 and K2 shafts.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real.

A discussion of these and other factors that affected our results of operations and financial condition for the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations is set forth in further detail below. This Management's Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with the narrative description of our business in Item 1, and the risk factors described in Item 1A, of Part I of this Annual Report on Form 10-K ("*Form 10-K*"), and our Consolidated Financial Statements, accompanying notes and other information listed in the accompanying Financial Table of Contents.

This section of this Form 10-K discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Form 10-K for the year ended December 31, 2024 and are incorporated by reference herein.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean short or long ton(s), which are the equivalent of 2,000 pounds and 2,240 pounds, respectively. In addition, we measure natural gas, a raw material used in the production of our products, in MM BTU, which stands for one million British Thermal Units ("*BTU*"). One BTU is equivalent to 1.06 Joules. Management uses the following metrics to monitor segment performance: production volume, sales volume, average finished product selling price and average cost per unit consumed.

In the following table, there are certain percentages that are not considered to be meaningful and are represented by "NM".

Results of Operations

The following table shows the results of operations for the years ended December 31, 2025, 2024, and 2023:

(in millions, except per share data)	**2025**	**2024**	**2023**	**Change**	**Percent**	**Change**	**Percent**
		Years Ended December 31,			2025-2024		2024-2023
Net sales	$12,052.4	$11,122.8	$13,696.1	$ 929.6	8 %	$ (2,573.3)	(19)%
Cost of goods sold	10,150.5	9,610.9	11,485.5	539.6	6 %	(1,874.6)	(16)%
Gross margin	1,901.9	1,511.9	2,210.6	390.0	26 %	(698.7)	(32)%
Gross margin percentage	15.8 %	13.6 %	16.1 %	2.2 %		(2.5)%	
Selling, general and administrative expenses	533.9	496.9	500.5	37.0	7 %	(3.6)	(1)%
Loss (gain) on assets sold and to be sold	157.3	—	(56.5)	157.3	NM	56.5	NM
Impairment of goodwill	99.9	—	—	99.9	NM	—	NM
Other operating expenses	289.3	393.5	428.5	(104.2)	(26)%	(35.0)	(8)%
Operating earnings	821.5	621.5	1,338.1	200.0	32 %	(716.6)	(54)
Interest expense, net	(187.7)	(182.8)	(129.4)	(4.9)	3 %	(53.4)	41 %
Foreign currency transaction gain (loss)	271.7	(685.8)	194.0	957.5	(140)%	(879.8)	NM
Gain on sale of equity investment	—	522.2	—	(522.2)	(100)%	522.2	NM
Other income (expense)	307.4	40.3	(76.8)	267.1	NM	117.1	(152)%
Earnings from consolidated companies before income taxes	1,212.9	315.4	1,325.9	897.5	NM	(1,010.5)	(76)
Provision for income taxes	639.8	186.7	177.0	453.1	NM	9.7	5
Earnings from consolidated companies	573.1	128.7	1,148.9	444.4	NM	(1,020.2)	(89)%
Equity in net earnings of nonconsolidated companies	2.3	73.3	60.3	(71.0)	(97)%	13.0	22 %
Net earnings including noncontrolling interests	575.4	202.0	1,209.2	373.4	185 %	(1,007.2)	(83)%
Less: Net earnings attributable to noncontrolling interests	34.7	27.1	44.3	7.6	28 %	(17.2)	(39)%
Net earnings attributable to Mosaic	$ 540.7	$ 174.9	$ 1,164.9	$ 365.8	NM	$ (990.0)	(85)%
Diluted net earnings per share attributable to Mosaic	$ 1.70	$ 0.55	$ 3.50	$ 1.15	NM	$ (2.95)	(84)%
Diluted weighted average number of shares outstanding	318.9	320.7	333.2				

Overview of the Years ended December 31, 2025 and 2024

Net earnings attributable to Mosaic for the year ended December 31, 2025 were $540.7 million, or $1.70 per diluted share, compared to $174.9 million, or $0.55 per diluted share for 2024. Gross margin for the current year increased $390.0 million from the prior year driven by higher finished good sales pricing across our segments, as discussed further below. Net income for the year ended December 31, 2025 was favorably impacted by a foreign currency transaction gain of $271.7 million, compared to a foreign currency transaction loss of $685.8 million in the prior year period and an unrealized mark-to-market gain of approximately $317.0 million on the investment in Ma'aden shares, included in other income (expense). These benefits were partially offset by a loss on assets sold and to be sold of $157.3 million and an impairment of goodwill of $99.9 million.

Significant factors that affected our results of operations and financial condition in 2025 and 2024 are listed below. These factors are discussed in more detail in the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Year ended December 31, 2025</u>

In our Phosphate segment, operating earnings were $135 million for 2025 compared to $225 million in the prior year period. Current year operating results reflect lower sales volumes which were impacted by supply losses due to extended downtime as we focused on improving asset integrity, and lower demand in North America in the fourth quarter of 2025 compared to the prior year period. Phosphate operating results were also unfavorably impacted by higher raw material costs, primarily sulfur, compared to the prior year period. These impacts were partially offset by the benefit of higher average selling prices which continued the upward trend that began in the second half of 2023, reflecting strong global demand and low inventory levels. Operating results were also unfavorably impacted by higher maintenance turnaround costs and water treatment costs compared to the prior year period.

In our Potash segment, operating earnings were $638 million for 2025, compared to $605 million in the prior year period. Operating results benefited from higher average selling prices and sales volumes in the current year period. Prices and sales volumes improved due to continued strength in international demand. Sales volumes also benefitted due to our recovery from production challenges and supply chain delays experienced in the prior year. Current year operating results were unfavorably impacted by a loss on assets held for sale related to the Carlsbad, New Mexico facility.

In our Mosaic Fertilizantes segment, operating earnings were $277 million for 2025 compared to $238 million in the prior year period. Operating results reflected higher average selling prices compared to the prior year period benefiting from a favorable global pricing environment that was driven by healthy demand and tight supply. This benefit was partially offset by the impact of higher costs of purchased products for resale. We saw a slight decrease in sales volumes compared to the prior year which was driven by grower caution and increased credit constraints in Brazil. Operating earnings were stronger in the first three quarters of 2025 compared to the prior year but declined in the fourth quarter due to lower volumes. Sales volumes were negatively impacted by challenging credit conditions for customers, weaker margins, in part due to higher sulfur raw material cost and higher turnaround and idle costs due to downtime. Due to the increase in sulfur costs seen in the fourth quarter of 2025, we temporarily idled production at our Fospar and Araxa facilities in Brazil. Operating results in 2025 were also impacted by a gain on the sale of the Patos de Minas mine and a loss on the sale of the Taquari mine.

Corporate, Eliminations and Other had an operating loss of $(229) million for 2025 compared to a loss of $(446) million in the prior year. Corporate, Eliminations and Other includes the results of the China and India distribution businesses, intersegment eliminations, including profit on intersegment sales, unrealized mark-to-market gains and losses on derivatives and debt expenses.

<u>In addition to the items mentioned above</u>:

- In October 2025, we completed the sale of our idled Patos de Minas phosphate mining unit in Brazil for $111 million, with $51 million paid at closing and the balance of the purchase price to be paid in installments over the next four years. The sale resulted in a gain of $94 million.

- In November 2025, we completed the sale of our interest in the Taquari potash mine in Brazil for proceeds of up to $27 million, with $12 million received at closing and an additional $10 million due in one year. The remaining $5 million is contingent upon future potash pricing benchmarks. We recorded an impairment loss of approximately $66 million related to the sale.

- In November 2025, we completed a $900 million public bond offering, consisting of $500 million aggregate principal amount of 4.350% senior notes due 2029 and $400 million aggregate principal amount of 4.600% senior notes due 2030.

- In December 2025, we entered into an agreement to sell our Carlsbad, New Mexico potash mine for approximately $30 million. The transaction includes initial proceeds of $20 million at closing and deferred consideration of $10 million, payable in three equal installments beginning in 2029. The sale is expected to be completed in the first half of 2026. As of December 31, 2025, the assets and liabilities are considered held for sale and we recorded an impairment loss of approximately $185 million.

Year ended December 31, 2024:

For the year ended December 31, 2024, operating results were driven by lower finished good sales pricing in our Potash and Mosaic Fertilizantes segments and lower sales volumes across our segments as discussed further below. Net earnings were unfavorably impacted by a foreign currency translation loss and benefited from a gain on sale of the equity investment in MWSPC.

In our Phosphate segment, operating results for 2024 were unfavorable compared to the prior year due to lower finished goods sales volumes partially offset by higher average selling prices. Sales volumes were unfavorably impacted by planned maintenance and turnaround activity at our sites as well as impacts from hurricanes in Florida in the second half of the year. Phosphate operating results were also unfavorably impacted by increased product costs due to our sales volumes including a larger proportion of purchased tonnes than in the prior year. We increased our purchases in 2024 to offset lost production in the first quarter from a fire at our Riverview, Florida facility. Average selling prices for 2024 were favorable versus the prior year as prices continued trending upwards since the third quarter of 2023, driven by strong demand in North America. Operating results also benefited from lower raw material costs, primarily sulfur, compared to the prior year period.

In our Potash segment, operating results for 2024 were unfavorably impacted by lower global average selling prices, resulting from improved global supply. Operating results were also unfavorably impacted by lower sales volumes in the second half of the year resulting from production challenges in the third quarter due to electrical issues at two of our mines and supply chain delays caused by a port strike in Vancouver, Canada.

In our Mosaic Fertilizantes segment, operating results for 2024 were unfavorably impacted by a decrease in average selling prices compared to the prior year period. Sales prices of potash and nitrogen in Brazil decreased as global supply improved. Sales volumes were down compared to the prior year period as a result of our decision to prioritize sales to lower credit-risk customers, and to focus on obtaining improved gross margin over sales volumes.

Corporate, Eliminations and Other had an operating loss of $(446) million in 2024 compared to a loss of $(264) million in the prior year. Corporate, Eliminations and Other includes the results of the China and India distribution businesses, intersegment eliminations, including profit on intersegment sales, unrealized mark-to-market gains and losses on derivatives and debt expenses.

Phosphate Net Sales and Gross Margin

The following table summarizes the Phosphate segment's net sales, gross margin, sales volume, selling prices and raw material prices:

(in millions, except price per tonne or unit)	Years Ended December 31,			2025-2024		2024-2023	
	2025	2024	2023	Change	Percent	Change	Percent
Net sales:							
North America	$3,933.9	$3,772.9	$3,749.8	$ 161.0	4 %	$ 23.1	1 %
International	642.6	745.9	974.5	(103.3)	(14)%	(228.6)	(23)%
Total	4,576.5	4,518.8	4,724.3	57.7	1 %	(205.5)	(4)%
Cost of goods sold	4,139.2	3,924.8	4,022.2	214.4	5 %	(97.4)	(2)%
Gross margin	$ 437.3	$ 594.0	$ 702.1	$ (156.7)	(26)%	$ (108.1)	(15)
Gross margin as a percentage of net sales	9.6 %	13.1 %	14.9 %				
Sales volumes[a] (in thousands of metric tonnes)							
DAP/MAP	2,935	3,133	3,625	(198)	(6)%	(492)	(14)%
Performance and Other[b]	3,010	3,304	3,366	(294)	(9)%	(62)	(2)%
Total finished product tonnes	5,945	6,437	6,991	(492)	(8)%	(554)	(8)%
Rock[c]	1,760	1,795	1,622	(35)	(2)%	173	11 %
Total Phosphate Segment Tonnes[a]	7,705	8,232	8,613	(527)	(6)%	(381)	(4)%
Realized prices ($/tonne)							
Average finished product selling price (destination)[d]	$ 667	$ 589	$ 566	$ 78	13 %	$ 23	4 %
DAP selling price (fob mine)	$ 670	$ 585	$ 573	$ 85	15 %	$ 12	2 %
Average cost per unit consumed in cost of goods sold:							
Ammonia (metric tonne)	$ 468	$ 435	$ 426	$ 33	8 %	$ 9	2 %
Sulfur (long ton)	$ 237	$ 132	$ 181	$ 105	80 %	$ (49)	(27)%
Blended rock (metric tonne)	$ 80	$ 85	$ 75	$ (5)	(6)%	$ 10	13 %
Production volume (in thousands of metric tonnes) - North America	6,272	6,290	6,568	(18)	— %	(278)	(4)%

(a) Includes intersegment sales volumes.
(b) Includes sales volumes of MicroEssentials® and animal feed ingredients.
(c) Sales volumes of rock are presented on a wet tonne basis based on average moisture levels of 3.5% to 4.5% as it exits the drying process and is prepared for shipping.
(d) Excludes sales revenue and tonnes associated with rock sales.

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The Phosphate segment's net sales were $4.6 billion for the year ended December 31, 2025, compared to $4.5 billion for the same period a year ago. The increase in net sales was driven by higher average finished product selling prices, which favorably impacted net sales by approximately $450 million. This benefit was partially offset by lower finished goods sales volumes, which resulted in an unfavorable impact of approximately $280 million. Additionally, lower rock sales had an unfavorable impact of approximately $50 million and lower freight and other product revenue had an unfavorable impact of approximately $60 million compared to the prior year period.

Our average finished product selling price increased 13%, to $667 per tonne for the year ended December 31, 2025, compared to $589 per tonne for the same period a year ago, due to the factors discussed in the Overview.

The Phosphate segment's sales volumes of finished products decreased to 5.9 million tonnes for the year ended December 31, 2025, compared to 6.4 million tonnes in 2024, due to the factors discussed in the Overview.

Gross margin for the Phosphate segment decreased to $437.3 million in the current year compared with $594.0 million for the prior year. The decrease was primarily driven by unfavorable cost impacts, including approximately $285 million from higher sulfur and ammonia input costs, and approximately $140 million from higher conversion costs, compared to the prior year

period. Higher expenses, resulting from maintenance turnarounds and initiatives to enhance asset integrity, further reduced gross margin by approximately $60 million. Gross margin was also unfavorably impacted by higher water treatment costs of approximately $70 million, higher plant-related costs of approximately $30 million, higher demurrage and port costs of approximately $30 million and higher land reclamation costs of approximately $10 million. In addition, lower finished goods and rock sales volumes unfavorably impacted gross margin by approximately $45 million. These impacts were partially offset by favorable impacts from higher finished goods selling prices of approximately $450 million and lower blended rock costs of approximately $65 million.

Our average consumed price for ammonia in our North American operations increased to $468 per tonne in 2025 from $435 a year ago. The average consumed price for sulfur for our North American operations increased to $237 per long ton for the year ended December 31, 2025, from $132 in the prior year period. The purchase price of these raw materials is driven by global supply and demand. The consumed ammonia and sulfur prices also include transportation, transformation and storage costs.

The average consumed cost of purchased and produced rock decreased to $80 per tonne in the current year, from $85 a year ago. For the year ended December 31, 2025, our North American phosphate rock production increased to 9.5 million tonnes from 9.0 million tonnes in the prior year.

The Phosphate segment's production of crop nutrient dry concentrates and animal feed ingredients remained materially unchanged at 6.3 million tonnes for both the current and prior year periods. For the year ended December 31, 2025, our operating rate for processed phosphate production was 63%, compared to 64% in the same period of the prior year.

Potash Net Sales and Gross Margin

The following table summarizes the Potash segment's net sales, gross margin, sales volume and selling price:

(in millions, except price per tonne or unit)	Years Ended December 31,			2025-2024		2024-2023	
	2025	2024	2023	Change	Percent	Change	Percent
Net sales:							
North America	$1,370.1	$1,452.3	$1,899.9	$ (82.2)	(6)%	$ (447.6)	(24)%
International	1,291.6	936.4	1,333.7	355.2	38 %	(397.3)	(30)%
Total	2,661.7	2,388.7	3,233.6	273.0	11 %	(844.9)	(26)%
Cost of goods sold	1,791.7	1,745.5	2,018.6	46.2	3 %	(273.1)	(14)%
Gross margin	$ 870.0	$ 643.2	$1,215.0	$ 226.8	35 %	$ (571.8)	(47)%
Gross margin as a percentage of net sales	32.7 %	26.9 %	37.6 %				
Sales volume[a] (in thousands of metric tonnes)							
MOP	8,262	7,879	7,969	383	5 %	(90)	(1)%
Performance and Other[b]	706	865	901	(159)	(18)%	(36)	(4)%
Total Potash Segment Tonnes	8,968	8,744	8,870	224	3 %	(126)	(1)%
Realized prices ($/tonne)							
Average finished product selling price (destination)	$ 266	$ 236	$ 323	$ 30	13 %	$ (87)	(27)%
MOP selling price (fob mine)	$ 255	$ 222	$ 308	$ 33	15 %	$ (86)	(28)%
Production volume (in thousands of metric tonnes)	8,797	8,798	8,246	(1)	— %	552	7 %

(a) Includes intersegment sales volumes.
(b) Includes sales volumes of K-Mag®, Aspire® and animal feed ingredients.

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The Potash segment's net sales increased to $2.7 billion for the year ended December 31, 2025, compared to $2.4 billion in the prior year. The increase was due to higher average selling prices and sales volumes, which favorably impacted net sales by approximately $265 million and $50 million, respectively, compared to the prior year period. This was partially offset by an approximate $45 million reduction in freight revenue, reflecting lower freight rates and lower domestic sales volumes in the current year period.

Our average finished product selling price was $266 per tonne for the year ended December 31, 2025, an increase of $30 per tonne compared with the prior year period, due to the factor discussed in the Overview.

The Potash segment's sales volumes increased to 9.0 million tonnes for the year ended December 31, 2025, compared to 8.7 million tonnes in the same period a year ago, due to the factors discussed in the Overview.

Gross margin for the Potash segment increased to $870.0 million in the current year, from $643.2 million in the prior year period. The increase was primarily driven by favorable finished goods pricing, which contributed approximately $265 million, and higher sales volumes, which contributed approximately $20 million, compared to the prior year period. This was partially offset by higher Canadian resource taxes and royalty expenses of approximately $43 million, as discussed below, and higher conversion costs of approximately $25 million, compared to the prior year period.

We incurred $272.8 million of Canadian resource taxes for the year ended December 31, 2025 compared to $232.2 million in the prior year. Canadian royalty expense also increased to $42.8 million for the year ended December 31, 2025 from $40.5 million in the prior year. The fluctuations in Canadian resource taxes and royalties are a result of increases in our sales revenue and margins in the current year period compared to the prior year.

For the year ended December 31, 2025, potash production remained unchanged at 8.8 million tonnes, compared to the prior year period, resulting in an operating rate of 76% for 2025, compared to 77% for 2024.

Mosaic Fertilizantes Net Sales and Gross Margin

The following table summarizes the Mosaic Fertilizantes segment's net sales, gross margin, sales volume and selling price.

(in millions, except price per tonne or unit)	Years Ended December 31,			2025-2024		2024-2023	
	2025	2024	2023	Change	Percent	Change	Percent
Net Sales	$4,847.3	$4,422.3	$5,684.7	$ 425.0	10 %	$ (1,262.4)	(22)%
Cost of goods sold	4,355.3	4,015.7	5,473.1	339.6	8 %	(1,457.4)	(27)%
Gross margin	$ 492.0	$ 406.6	$ 211.6	$ 85.4	21 %	$ 195.0	92 %
Gross margin as a percent of net sales	10.1 %	9.2 %	3.7 %				
Sales volume (in thousands of metric tonnes)							
Phosphate produced in Brazil	1,204	1,701	2,235	(497)	(29)%	(534)	(24)%
Potash produced in Brazil	166	201	195	(35)	(17)%	6	3 %
Purchased nutrients	7,587	7,128	7,253	459	6 %	(125)	(2)%
Total Mosaic Fertilizantes Segment Tonnes	8,957	9,030	9,683	(73)	(1)%	(653)	(7)%
Realized prices ($/tonne)							
Average finished product selling price (destination)	$ 488	$ 440	$ 543	$ 48	11 %	$ (103)	(19)%
Brazil MAP price (delivered price to third party)	$ 714	$ 605	$ 597	$ 109	18 %	$ 8	1 %
Purchases ('000 tonnes)							
DAP/MAP from Mosaic	133	195	341	(62)	(32)%	(146)	(43)%
MicroEssentials® from Mosaic	883	989	1,019	(106)	(11)%	(30)	(3)%
Potash from Mosaic/Canpotex	2,019	2,195	2,067	(176)	(8)%	128	6 %
Average cost per unit consumed in cost of goods sold:							
Ammonia (metric tonne)	$ 624	$ 627	$ 807	$ (3)	— %	$ (180)	(22)%
Sulfur (long ton)	$ 296	$ 173	$ 232	$ 123	71 %	$ (59)	(25)%
Blended rock (metric tonne)	$ 97	$ 109	$ 122	$ (12)	(11)%	$ (13)	(11)%
Production volume (in thousands of metric tonnes)	3,488	3,501	3,457	(13)	— %	44	1 %

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The Mosaic Fertilizantes segment's net sales increased to $4.8 billion for the year ended December 31, 2025, from $4.4 billion for 2024. The increase in net sales was driven by approximately $420 million of higher finished product sales prices, partially offset by lower finished good sales volumes, which unfavorably impacted net sales by approximately $25 million. Additionally, both higher sales prices and volumes of other products, primarily gypsum, contributed positively, adding approximately $30 million to net sales.

The overall average finished product selling price increased $48 per tonne, to $488 per tonne for 2025, due to the factors discussed in the Overview.

The Mosaic Fertilizantes segment's sales volume remained materially unchanged at 9.0 million tonnes for the year ended December 31, 2025, compared to the prior year period.

Gross margin for the Mosaic Fertilizantes segment increased to $492.0 million for the year ended December 31, 2025, from $406.6 million in the prior year. This increase was primarily driven by higher average selling prices of approximately $420 million during the current year period. This benefit was partially offset by approximately $280 million of higher production costs, primarily in our distribution operations, along with a decrease in sales volumes, which reduced gross margin by approximately $80 million, higher turnaround and idle costs of approximately $35 million and higher freight expenses of approximately $20 million. Additionally, foreign currency changes positively impacted gross margin by approximately $80 million in the current year period. Although gross margin increased from the prior year, our margin declined in the fourth

quarter of 2025, in part due to higher sulfur raw material cost and higher turnaround and idle costs due to downtime. In December 2025, we temporarily idled our Fospar and Araxa facilities due to the high sulfur costs.

The average consumed price for ammonia for our Brazilian operations was $624 per tonne for the year ended December 31, 2025, compared to $627 per tonne in the prior year. The average consumed sulfur price for our Brazilian operations was $296 per long tonne for the year ended December 31, 2025, compared to $173 in the prior year. The purchase prices of these raw materials are driven by global supply and demand, and include transportation, transformation and storage costs.

The Mosaic Fertilizantes segment's production of crop nutrient dry concentrates and animal feed ingredients remained materially unchanged from the prior year period at 3.5 million tonnes. For the years ended December 31, 2025 and 2024 our phosphate operating rate was 78%.

Our Brazilian phosphate rock production increased to 4.2 million tonnes for the year ended December 31, 2025 compared to 3.9 million for the prior year period.

Corporate, Eliminations and Other

In addition to our three operating segments, we assign certain costs to Corporate, Eliminations and Other, which is presented separately in Note 25 of our Notes to Consolidated Financial Statements. The Corporate, Eliminations and Other category includes intersegment eliminations, including profit on intersegment sales, unrealized mark-to-market gains and losses on derivatives and the investment in equity securities of Ma'aden, debt expenses, corporate functional costs, the results of the China and India distribution businesses and Mosaic Biosciences sales in China, India and North America.

Gross margin for Corporate, Eliminations and Other was a gain of $102.6 million for the year ended December 31, 2025, compared to a loss of $131.9 million in the same period a year ago. Gross margin was favorably impacted by a $84.7 million net unrealized gain on derivatives in the current year period, primarily foreign currency derivatives, compared to an unrealized loss of $101 million in the prior year period. Distribution operations in India and China had revenues and gross margin of $640.0 million and $88.0 million, respectively, for the year ended December 31, 2025, compared to revenues and gross margin of $519.6 million and $39.7 million, respectively, for the year ended December 31, 2024. China and India gross margin was favorably impacted by higher selling prices, partially offset by the impact of higher product costs in the current year period compared to the prior year.

Other Income Statement Items

(in millions)	Years Ended December 31,			2025-2024		2024-2023	
	2025	2024	2023	Change	Percent	Change	Percent
Selling, general and administrative expenses	$ 533.9	$ 496.9	$ 500.5	$ 37.0	7 %	$ (3.6)	(1)%
Impairment of goodwill	99.9	—	—	99.9	NM	—	NM
Loss (gain) on assets sold and to be sold	157.3	—	(56.5)	157.3	NM	56.5	(100)%
Other operating expenses	289.3	393.5	428.5	(104.2)	(26)%	(35.0)	(8)%
Interest (expense)	(241.5)	(230.0)	(189.0)	(11.5)	5 %	(41.0)	22 %
Interest income	53.8	47.2	59.6	6.6	14 %	(12.4)	(21)%
Interest expense, net	(187.7)	(182.8)	(129.4)	(4.9)	3 %	(53.4)	41 %
Foreign currency transaction gain (loss)	271.7	(685.8)	194.0	957.5	(140)%	(879.8)	NM
Gain on sale of equity investment	—	522.2	—	(522.2)	(100)%	522.2	NM
Other income (expense)	307.4	40.3	(76.8)	267.1	NM	117.1	NM
Provision for income taxes	639.8	186.7	177.0	453.1	NM	9.7	5
Equity in net earnings of nonconsolidated companies	2.3	73.3	60.3	(71.0)	(97)%	13.0	22 %

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $533.9 million for the year ended December 31, 2025, compared to $496.9 million for the same period a year ago. The increase was primarily due to approximately $13 million in higher employee benefit costs and approximately $13 million in higher stock-based compensation compared to the prior year period, which reflected a benefit from a decline in the company's stock price. Additionally, we had approximately $12 million of higher amortization related to cloud computing arrangements compared to the prior year period.

Loss (Gain) on Assets Sold and to be Sold

In December 2025, we entered into an agreement to sell our Carlsbad, New Mexico potash mine. As of December 31, 2025, the assets and liabilities are considered held for sale and we recorded an impairment loss of approximately 185.0 million. In 2025, we also completed the sale of our interest in the Taquari potash mine in Brazil, which resulted in a loss of approximately $66 million. These losses were partially offset by a gain of approximately $94 million related to the completion of the sale of our idled Patos de Minas phosphate mining unit in Brazil. See further discussion in Note 26 of our Notes to Consolidated Financial Statements.

Impairment of Goodwill

In 2025, we recognized a goodwill impairment charge of $96.3 million in our Mosaic Fertilizantes reporting unit. We determined that its carrying value exceeded its estimated fair value due to a reduction in our long-term forecast based on recent market forecasts. We also recorded an impairment of $3.6 million in our Potash reporting unit related to the anticipated sale and classification of our Carlsbad, New Mexico mine as held for sale as of December 31, 2025. See further discussion in Note 10 of our Notes to Consolidated Financial Statements.

Other Operating Expenses

Other operating expenses were $289.3 million for the year ended December 31, 2025, compared to $393.5 million for the prior year period. Other operating expenses typically relate to five major categories: (1) AROs, (2) environmental and legal reserves, (3) idle facility costs, (4) insurance reimbursements, and (5) gain/loss on sale or disposal of fixed assets. The change from the prior year was primarily due to lower environmental reserves in our Phosphate segment of approximately $33 million and lower asset retirement obligations ("*AROs*") net present value adjustments of approximately $29 million. The prior year included approximately $43 million related to an arbitration reserve for Miski Mayo.

Interest Expense, Net

Net interest expense increased to $187.7 million for the year ended December 31, 2025, compared to $182.8 million in 2024. The increase was primarily due to higher debt levels in the current year period.

Foreign Currency Transaction Gain (Loss)

In 2025, we recorded a foreign currency transaction gain of $271.7 million, compared to a loss of $685.8 million in 2024. The gain was the result of the effect of the weakening of the U.S. dollar relative to the Brazilian real on intercompany loans and U.S. dollar-denominated payables held by our Brazilian subsidiaries and the impact of the U.S. dollar relative to the Canadian dollar on intercompany loans. Our reported foreign currency gains and losses are often non-cash in nature because they are related to intercompany transactions.

Other Income (Expense)

For the year ended December 31, 2025, we had other income of $307.4 million, compared to expense of $40.3 million in the prior year. The significant increase from the prior year is primarily due to an unrealized gain of approximately $317 million related to our investment in shares of Ma'aden being marked to market at year-end, compared to an unrealized gain of approximately $28 million in the prior year period.

Provision for Income Taxes

	Effective Tax Rate	Provision for Income Taxes
Year Ended December 31, 2025	52.7 %	$ 639.8
Year Ended December 31, 2024	59.2 %	186.7
Year Ended December 31, 2023	13.3 %	177.0

For all years, our income tax is impacted by the mix of earnings across jurisdictions in which we operate, by a benefit associated with depletion and by the impact of certain entities being taxed in both their foreign jurisdiction and the U.S., including foreign tax credits for various taxes incurred.

For the year ended December 31, 2025, tax expense specific to the period included a net expense of $189.3 million. The net expense relates to the following: $212.1 million primarily related to changes to valuation allowances in Brazil, $6.4 million related to share-based excess benefit, $23.3 million related to adjustments to accrued foreign tax credits, and $4.0 million related to other miscellaneous expenses. The tax expenses are partially offset by a net tax benefit related to the tax effects of one-time notable items booked as discrete of $54.2 million, and the true-up of estimates from our U.S. and non-U.S. tax return provisions of $2.3 million.

On July 4, 2025, the U.S. enacted budget reconciliation package H.R. 1 otherwise known as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes a broad range of tax law changes, including the permanent extension of certain expired or expiring provisions of the Tax Cuts and Jobs Act and changes to certain other U.S. tax provisions. The legislation has multiple effective dates, with provisions effective beginning in 2025 and 2026. The Company reflected the impact of the enacted provisions in its financial statements beginning in the third quarter, and there is no material change to our effective income tax rate for 2025.

In December 2023, the Financial Accounting Standards Board ("*FASB*") issued guidance to provide more disaggregation of income tax disclosures mainly related to the reconciliations of the income tax rate and income taxes paid by jurisdiction. We adopted this standard for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. While adoption of this standard resulted in enhanced disclosures, it did not have any impact to our results of operations, cash flows or financial condition. See further discussion in Note 13 of our Notes to Consolidated Financial Statements.

Equity in Net Earnings of Nonconsolidated Companies

For the year ended December 31, 2025, we had a gain from equity in net earnings of nonconsolidated companies of $2.3 million, net of tax, compared to a gain of $73.3 million, net of tax, for the prior year. Prior year results were primarily related to the operations of MWSPC.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America which requires us to make various judgments, estimates and assumptions that could have a significant impact on our reported results and disclosures. We base these estimates on historical experience and other assumptions we believe to be reasonable at the time we prepare our financial statements. Changes in these estimates could have a material effect on our Consolidated Financial Statements.

Our significant accounting policies can be found in Note 2 of our Notes to Consolidated Financial Statements. We believe the following accounting policies include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Goodwill

Goodwill is the excess of the purchase price consideration over the estimated fair value of net assets of acquired businesses. The carrying value of goodwill in our reporting units is tested annually as of October 31 for possible impairment. We typically use an income approach valuation model, representing present value of future cash flows, to determine the fair value of a reporting unit. Growth rates for sales and profits are determined using inputs from our annual strategic and long range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on

the Company's industry, capital structure and risk premiums, including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit's historical results, current operating trends and specific plans in place. These estimates are impacted by various factors, including inflation, the general health of the economy and market competition. In addition, events and circumstances that might be indicators of possible impairment are assessed during other interim periods. As of October 31, 2025, the date of our annual impairment testing, the Company concluded that the carrying value of the Mosaic Fertilizantes reporting unit exceeded its estimated fair value due to a combination of an increase in carrying value and a reduction in our long-term forecast. Therefore, we recorded a goodwill impairment charge of $96.3 million, representing the amount by which the carrying value exceeded the Mosaic Fertilizantes fair value. Based on our quantitative analysis, we determined that our Potash and Corporate, Eliminations and Other, reporting units were in substantial excess of their respective carrying values and the goodwill for those units was not impaired.

See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding the goodwill impairment analysis, including the methodologies and assumptions used in estimating the fair values of our reporting units. As of December 31, 2025, we had $1.0 billion of goodwill.

Environmental Liabilities and Asset Retirement Obligations

We record accrued liabilities for various environmental and reclamation matters, including the demolition of former operating facilities, and AROs.

Contingent environmental liabilities are described in Note 23 of our Notes to Consolidated Financial Statements. Accruals for environmental matters are based primarily on third-party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. We regularly assess the likelihood of material adverse judgments or outcomes and the effects of potential indemnification, as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Estimating the ultimate settlement of environmental matters requires us to develop complex and interrelated assumptions based on experience with similar matters, our history, precedents, evidence and facts specific to each matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of December 31, 2025 and 2024, we had accrued $192.2 million and $197.5 million, respectively, for environmental matters.

As indicated in Note 14 of our Notes to Consolidated Financial Statements, we recognize AROs in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. For active facilities, fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the corresponding assets and liabilities recorded in the Consolidated Balance Sheets. However, changes in the assumptions for our active facilities would not have a significant impact on the Consolidated Statements of Earnings in the year they are identified. For closed facilities, fluctuations in the estimated costs, inflation and discount rates have an impact on the Consolidated Statements of Earnings in the year they are identified as there is no asset related to these items. Phosphate land reclamation activities in North America generally occur concurrently with mining operations; as such, we accrue and expense reclamation costs as we mine. In addition, we regularly perform post-mining evaluations to ensure we have established a sufficient liability to meet permitting requirements. As of December 31, 2025 and 2024, $2.6 billion was accrued for AROs (including both current and noncurrent amounts) in North and South America. In August 2016, Mosaic deposited $630 million into two trust funds as financial assurance to support certain estimated future AROs. See Note 14 of our Notes to Consolidated Financial Statements for additional information regarding the Environmental Protection Agency ("*EPA*") RCRA Initiative.

Income Taxes

We make estimates for income taxes in three major areas: valuation allowances, uncertain tax positions, and U.S. deferred income taxes on our non-U.S. subsidiaries' undistributed earnings.

A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation

allowances. The realization of the Company's deferred tax assets, specifically the evaluation of net operating loss carryforwards and foreign tax credit carryforwards, is dependent on generating certain types of future taxable income, using both historical and projected future operating results, the source of future income, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. As of December 31, 2025 and 2024, we had a valuation allowance of $1.9 billion and $1.5 billion, respectively. Changes in tax laws, assumptions with respect to future taxable income, tax planning strategies, resolution of matters under tax audit and foreign currency exchange rates could result in adjustment to these allowances.

Due to Mosaic's global operations, we assess uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, our liabilities for income taxes reflect what we believe to be the more likely than not outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from tax audits in the normal course of business. Settlement of any particular position may require the use of cash. Based upon an analysis of tax positions taken on prior year returns and expected positions to be taken on the current year return, management has identified gross uncertain income tax positions of $1.4 billion as of December 31, 2025.

Any dividends from controlled foreign corporations are tax-free from a U.S. income tax perspective. Additionally, there will not be any foreign tax credits associated with foreign, non-branch, dividends. Therefore, there are no material federal U.S. implications of future repatriations on non-U.S. subsidiaries' undistributed earnings. However, since there are no U.S. foreign tax credits associated with foreign dividends, any foreign withholding tax associated with a future repatriation will need to be accrued if the earnings are not permanently reinvested.

We have included a further discussion of income taxes in Note 13 of our Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

We define liquidity as the ability to generate or access adequate amounts of cash to meet current cash needs. We remain committed to a disciplined capital allocation strategy and assess our liquidity in terms of our ability to fund working capital requirements, fund sustaining and opportunistic capital projects, pursue strategic opportunities and make capital management decisions, which include making payments on and issuing indebtedness and making distributions to our stockholders, either in the form of share repurchases or dividends. Our liquidity is subject to general economic, financial, competitive and other factors that are beyond our control.

We have a target liquidity buffer of up to $3.0 billion, including cash and available credit facilities. We expect our liquidity to fluctuate from time to time, especially in the first quarter of each year, to manage through the seasonality of our business. We also target debt leverage ratios that are consistent with investment grade credit metrics. Our capital allocation priorities include maintaining our target investment grade metrics and financial strength, sustaining our assets, including ensuring the safety and reliability of our assets, investing to grow our business, either through organic growth or taking advantage of strategic opportunities, and returning excess cash to stockholders, including paying our dividend. During 2025 we returned capital to our stockholders by paying dividends of $280.4 million.

As of December 31, 2025, we had cash and cash equivalents of $276.6 million, marketable securities held in trusts to fund future obligations of $743.3 million, long-term debt including current maturities of $4.3 billion, short-term debt of $759.9 million and stockholders' equity of $12.2 billion. In addition, we had $480.1 million of commercial arrangements for certain customer purchases in Brazil through structured payable arrangements, as discussed in Note 11 of our Notes to Consolidated Financial Statements.

All of our cash and cash equivalents are diversified in highly rated investment vehicles. Our cash and cash equivalents are held either in the U.S. or held by non-U.S. subsidiaries and are not subject to significant foreign currency exposures, as the majority are held in investments denominated in U.S. dollars as of December 31, 2025. These funds may create foreign currency transaction gains or losses, however, depending on the functional currency of the entity holding the cash. In addition, there are no significant restrictions that would preclude us from bringing funds held by non-U.S. subsidiaries back to the U.S., aside from withholding taxes.

Sources and Uses of Cash

As of December 31, 2025, we had cash and cash equivalents and restricted cash of $276.6 million. Funds generated by operating activities, available cash and cash equivalents and our revolving credit facility continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash, cash equivalents and borrowings, either under our revolving credit facility or through long-term borrowings, will be sufficient to finance our operations, including our expansion plans, existing strategic initiatives and expected dividend payments for the next twelve months and the foreseeable future. We expect our capital expenditures to be approximately $1.5 billion in 2026. There can be no assurance, however, that we will continue to generate cash flows at or above current levels. At December 31, 2025, we had $2.5 billion available under our $2.5 billion revolving credit facility. See Note 11 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements, which is hereby incorporated by reference.

We have certain contractual obligations that require us to make cash payments on a scheduled basis. These include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations and funding requirements of pension and postretirement obligations. Our long-term debt has maturities ranging from one year to 18 years. Unconditional purchase obligations are our largest contractual cash obligations. These include obligations for contracts to purchase raw materials such as sulfur, ammonia, phosphate rock and natural gas, obligations to purchase raw materials for our international distribution activities and maintenance and services. Other large cash obligations are our AROs and other environmental obligations, primarily related to our Phosphate and Mosaic Fertilizantes segments. We expect to fund our AROs and other environmental obligations, purchase obligations, long-term debt and capital expenditures with a combination of operating cash flows, cash and cash equivalents and borrowings.

The following is a summary of our material contractual cash obligations as of December 31, 2025:

(in millions)	Total	Payments by Calendar Year			
		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt[a]	$ 4,294.0	$ 43.1	$ 1,302.6	$ 973.4	$ 1,974.9
Estimated interest payments on long-term debt[b]	1,604.0	220.0	387.0	253.1	743.9
Operating leases	225.6	59.6	79.0	40.5	46.5
Purchase commitments[c]	8,611.9	4,887.8	3,014.9	684.4	24.8
Pension and postretirement liabilities[d]	136.5	4.2	21.8	26.0	84.5
Total contractual cash obligations	$ 14,872.0	$ 5,214.7	$ 4,805.3	$ 1,977.4	$ 2,874.6

(a) Long-term debt primarily consists of unsecured notes, finance leases, unsecured debentures and secured notes.
(b) Based on interest rates and debt balances as of December 31, 2025.
(c) Based on prevailing market prices as of December 31, 2025. For additional information related to our purchase commitments, see Note 22 of our Notes to Consolidated Financial Statements.
(d) The 2026 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments. The above amounts include our North America and Brazil plans.

See Off-Balance Sheet Arrangements and Obligations below for more information on other environmental obligations.

Summary of Cash Flows

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities for calendar years 2025, 2024 and 2023:

(in millions)	Years Ended December 31,			2025-2024		2024-2023	
Cash Flow	2025	2024	2023	Change	Percent	Change	Percent
Net cash provided by operating activities	$ 824.8	$ 1,299.2	$ 2,407.2	$ (474.4)	(37)%	$(1,108.0)	(46)%
Net cash used in investing activities	(1,309.5)	(1,261.0)	(1,317.2)	(48.5)	(4)%	56.2	4 %
Net cash provided by (used in) financing activities	452.0	(131.9)	(1,480.5)	583.9	443 %	1,348.6	91 %

Operating Activities

In 2025, net cash flow from operating activities provided us with a significant source of liquidity. For the year ended December 31, 2025, net cash provided by operating activities was $0.8 billion, compared to $1.3 billion in the prior year. Our results of operations, after non-cash adjustments to net earnings, contributed $1.8 billion to cash flows from operating activities during 2025, compared to $1.3 billion during 2024. During 2025, we had a unfavorable change in assets and liabilities of $1.0 billion, compared to a favorable change of $21.1 million in 2024.

The change in assets and liabilities for the year ended December 31, 2025, was primarily driven by unfavorable changes in inventories of $761.5 million and in accounts payable and accrued liabilities of $359.6 million. These changes were partially offset by favorable changes in accounts receivable of $75.7 million and other noncurrent liabilities of $76.0 million. The change in inventories was driven primarily by an increase in inventory levels primarily in Phosphate and Brazil due to slow market demand in the fourth quarter of 2025 and higher raw material prices across our segments in the current year. The decrease in accounts payable and accrued liabilities were primarily driven by the timing of taxes and other payments. The decrease in accounts receivable was primarily driven by lower sales at the end of 2025 compared to 2024. The increase in other noncurrent liabilities was primarily related to increases in ARO obligations and environmental reserves in the current year.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was comparable to the same period a year ago at $1.3 billion, primarily driven by capital expenditures of $1.36 billion partially offset by proceeds from the sale of assets of $79.0 million in 2025.

Financing Activities

Net cash provided by financing activities was $452.0 million for the year ended December 31, 2025, compared to net cash used in financing activities of $131.9 million in the prior year. In 2025,we received net proceeds on long-term debt of $831.3 million primarily due to new senior notes of $900 million issued in November 2025. We also received net proceeds of $100.7 million under our inventory financing arrangement and had net proceeds on structured accounts payable of $55.7 million in 2025. This was partially offset by dividend payments of $300.6 million and net payments from short-term borrowings of $188.8 million.

Debt Instruments, Guarantees and Related Covenants

See Note 11 and Note 16 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements and fair value measurements, which is hereby incorporated by reference.

Financial Assurance Requirements

In addition to various operational and environmental regulations primarily related to our Phosphate segment, we incur liabilities for reclamation activities under which we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of cash deposits, surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations and Note 22 of our Notes to Consolidated Financial Statements for additional information about these requirements, which is hereby incorporated by reference.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission ("**SEC**"), the following qualify as off-balance sheet arrangements:

- certain obligations under guarantee contracts that have "any of the characteristics identified in Financial Accounting Standards Board ("**FASB**") Accounting Standards Codification ("**ASC**") paragraph ASC 460-10-15-4 (Guarantees Topic)";
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- any obligation, including a contingent obligation, under a contract that would be accounted for as derivative instruments except that it is both indexed to the registrant's own stock and classified as equity; and
- any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Information regarding guarantees that meet the above requirements is included in Note 17 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of December 31, 2025:

			Commitment Expiration by Calendar Year			
(in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	
Letters of credit	$ 64.6	$ 64.6	$ —	$ —	$ —	
Surety bonds	829.9	829.9	—	—	—	
Total	$ 894.5	$ 894.5	$ —	$ —	$ —	

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We issue letters of credit through our revolving credit facility and bilateral agreements. As of December 31, 2025, we had no outstanding letters of credit through our credit facility and $64.6 million outstanding through bilateral agreements. We primarily incur liabilities for reclamation activities in our Florida operations and for phosphogypsum management system ("**Gypstack**" or "**Gypstacks**") closure in our Florida and Louisiana operations where, for permitting purposes, we must either pass a test of financial strength or provide credit support, typically in the form of cash deposits, surety bonds or letters of credit. As of December 31, 2025, we had $428.2 million in surety bonds and a $50 million letter of credit included in the total amount above. These bonds and letters of credit are outstanding for reclamation obligations, primarily related to mining in Florida. We also have a surety bond of $337.6 million with the EPA which was delivered as a substitute for the financial assurance provided through a trust (the "**Plant City Trust**"). The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We are subject to financial assurance requirements related to the closure and post-closure care of our Gypstacks in Florida and Louisiana. These requirements include Florida and Louisiana state financial assurance regulations, and financial assurance requirements under the terms of consent decrees that we have entered into with respect to our facilities in Florida and Louisiana. These include a consent decree (the "**Plant City Consent Decree**") with EPA and the Florida Department of Environmental Protection ("**FDEP**") relating to the Plant City, Florida Phosphate Concentrates facility (the "**Plant City Facility**") we acquired as part of an acquisition (the "**CF Phosphate Assets Acquisition**") and two separate consent decrees (collectively, the "**2015 Consent Decrees**") with federal and state regulators that include financial assurance requirements for the closure and post-closure care of substantially all of our Gypstacks in Florida and Louisiana, other than those acquired as part of the CF Phosphate Assets Acquisition, which are discussed separately below.

See Note 14 of our Notes to Consolidated Financial Statements for additional information relating to our financial assurance obligations, including the Plant City Consent Decree and the 2015 Consent Decrees, which information is incorporated by reference.

Currently, state financial assurance requirements in Florida and Louisiana for the closure and post-closure care of Gypstacks are, in general terms, based upon the same assumptions and associated estimated values as the AROs recognized for financial reporting purposes. For financial reporting purposes, we recognize the AROs based on the estimated future closure and post-closure costs of Gypstacks, the undiscounted value of our North America Gypstacks is approximately $3.1 billion. The value of the AROs for closure and post-closure care of our North America Gypstacks, discounted to the present value, based on a credit-adjusted, risk-free rate, is reflected on our Consolidated Balance Sheets in the amount of approximately $1.5 billion as of December 31, 2025. Compliance with the financial assurance requirements in Florida and Louisiana is generally based on the undiscounted Gypstack closure estimates.

We satisfy substantially all of our Florida, Louisiana and federal financial assurance requirements through compliance with the financial assurance requirements under the 2015 Consent Decrees by providing third-party credit support in the form of surety bonds (including under the Plant City Consent Decree), and a financial test mechanism supported by a corporate guarantee (*"Bonnie Financial Test"*) related to a closed Florida phosphate concentrates facility in Bartow, Florida (the "*Bonnie Facility*") as discussed below. We comply with our remaining state financial assurance requirements because our financial strength permits us to meet applicable financial strength tests. There have been times in the past that we have not met the applicable financial strength tests and there can be no assurance that we will be able to meet the applicable financial strength tests in the future. In the event we do not meet either financial strength test, we could be required to seek an alternate financial strength test acceptable to state regulatory authorities or provide credit support, which may include surety bonds, letters of credit and cash escrows or trust funds. Cash escrows or trust funds would be classified as restricted cash on our Consolidated Balance Sheets. Assuming we maintain our current levels of liquidity and capital resources, we do not expect that these Florida and Louisiana requirements will have a material effect on our results of operations, liquidity or capital resources.

As part of the CF Phosphate Assets Acquisition, we assumed certain AROs related to the estimated costs ("*Gypstack Closure Costs*") at both the Plant City Facility and the Bonnie Facility. Associated with these assets are two related financial assurance arrangements for which we became responsible and that provided sources of funds for the estimated Gypstack Closure Costs for these facilities, pursuant to federal or state law, which the government can draw against in the event we cannot perform such closure activities. One was initially the Plant City Trust established to meet the requirements under a consent decree with EPA and the FDEP with respect to U.S. Resource Conservation and Recovery Act ("*RCRA*") compliance at Plant City that also satisfied Florida financial assurance requirements at that site. Beginning in September 2016, as a substitute for the financial assurance provided through the Plant City Trust, we have provided financial assurance for Plant City in the form of a surety bond delivered to EPA (the "*Plant City Bond*"). The amount of the Plant City Bond is $337.6 million at December 31, 2025, which reflects our closure cost estimates at that date. The other was also a trust fund (the "*Bonnie Facility Trust*") established to meet the requirements under Florida financial assurance regulations that apply to the Bonnie Facility. On July 27, 2018, we received $21.0 million from the Bonnie Facility Trust by substituting the trust fund for the Bonnie Financial Test supported by a corporate guarantee as allowed by state regulations. Both financial assurance funding obligations require estimates of future expenditures that could be impacted by refinements in scope, technological developments, new information, cost inflation, changes in regulations, discount rates and the timing of activities. Under our current approach to satisfying applicable requirements, additional financial assurance would be required in the future if increases in cost estimates exceed the face amount of the Plant City Bond or the amount supported by the Bonnie Financial Test.

Other Long-Term Obligations

The following is a summary of our other long-term obligations, including Gypstacks and land reclamation, as of December 31, 2025:

										Payments by Calendar Year		
(in millions)		Total		Less than 1 year		1 - 3 years		3 - 5 years		More than 5 years		
ARO[a]	$	4,661.6	$	282.3	$	387.5	$	325.5	$	3,666.3		

(a) Represents the undiscounted estimated cash outflows required to settle the AROs. For the Potash segment, this excludes the subsequent years of tailings area management for activities such as dissolution and reclamation of land, which are estimated to require an additional 160 to 375 years until completion. The corresponding present value of all future expenditures is $2.6 billion as of December 31, 2025 and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

Most of our export sales of potash crop nutrients are marketed through a North American export association, Canpotex, which funds its operations in part through third-party financing facilities. As a member, Mosaic and our subsidiaries are subject to certain conditions and exceptions and contractually obligated to reimburse Canpotex for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from Canpotex.

Commitments are set forth in Note 22 of our Notes to Consolidated Financial Statements and are hereby incorporated by reference.

Income Tax Obligations

Gross uncertain tax positions as of December 31, 2025 of $1.4 billion are not included in the other long-term obligations table presented above because the timing of the settlement of unrecognized tax benefits cannot be reasonably determined. For further discussion, refer to Note 13 of our Notes to Consolidated Financial Statements.

Market Risk

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in interest rates, fluctuations in the purchase prices of natural gas, nitrogen, ammonia and sulfur consumed in operations, and changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risks, foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes. Unrealized mark-to-market gains and losses on derivatives are recorded in Corporate, Eliminations and Other. Once realized, they are recorded in the related business segment.

Foreign Currency Exchange Rates

Due to the global nature of our operations, we are exposed to currency exchange rate changes, which may cause fluctuations in our earnings and cash flows. Our primary foreign currency exposures are the Canadian dollar and Brazilian real. To reduce economic risk and volatility on expected cash flows that are denominated in the Canadian dollar and Brazilian real, we use financial instruments that may include forward contracts, zero-cost collars and/or futures.

The functional currency of several of our Canadian entities is the Canadian dollar. For those entities, sales are primarily denominated in U.S. dollars, but the costs are paid principally in Canadian dollars. In July 2025, we discontinued hedging Canadian dollar transactions. As of December 31, 2025, we continue to have open hedges remaining from the previous hedging program when we hedged cash flows on a declining basis, over 12 months. A stronger Canadian dollar generally reduces these entities' operating earnings. A weaker Canadian dollar has the opposite effect. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not apply hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter-end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction gain (loss).

The functional currency of our Brazilian subsidiaries is the Brazilian real. We finance our Brazilian inventory purchases with U.S. dollar-denominated liabilities. We hedge the net Brazilian real exposure of our inventory production activities for up to four months, covering the operational cycle of the business. A strengthening of the Brazilian real relative to the U.S. dollar

has the impact of reducing these liabilities on a functional-currency basis. When this occurs, the related foreign currency transaction gain is recorded as non-operating income. A weakening of the Brazilian real generally has the opposite effect.

As discussed above, we have Canadian dollar, Brazilian real and other foreign currency exchange contracts. As of December 31, 2025 and 2024, the fair value of our major foreign currency exchange contracts was an asset of $1.0 million and a liability of $82.6 million, respectively. We recorded an unrealized gain of $83.4 million in cost of goods sold and recorded an unrealized loss of $4.2 million in foreign currency transaction gain (loss) in the Consolidated Statements of Earnings for 2025.

The table below provides information about Mosaic's significant foreign exchange derivatives.

	As of December 31, 2025				As of December 31, 2024			
	Expected Maturity Date Years ending December 31,			Fair Value	Expected Maturity Date Years ending December 31,			Fair Value
(in millions)	2026	2027	2028		2025	2026	2027	
Foreign Currency Exchange Forwards								
Canadian Dollar				$ 2.4				$ (32.6)
Notional (million US$) - short Canadian dollars	$ —	$ —	$ —		$ 51.6	$ —	$ —	
Weighted Average Rate - Canadian dollar to U.S. dollar	—	—	—		1.3771	—	—	
Notional (million US$) - long Canadian dollars	$ 181.1	$ —	$ —		$ 638.3	$ —	$ —	
Weighted Average Rate - Canadian dollar to U.S. dollar	1.3859	—	—		1.3504	—	—	
Indian Rupee				$ 0.5				$ —
Notional (million US$) - short Indian rupee	$ 42.0	$ —	$ —		$ 2.0	$ —	$ —	
Weighted Average Rate - Indian rupee to U.S. dollar	89.0340	—	—		84.0382	—	—	
Foreign Currency Exchange Non-Deliverable Forwards								
Brazilian Real				$ (1.4)				$ (51.2)
Notional (million US$) - long Brazilian real	$ 95.0	$ —	$ —		$ 563.4	$ —	$ —	
Weighted Average Rate - Brazilian real to U.S. dollar	5.6132	—	—		5.8279	—	—	
Indian Rupee				$ —				$ 1.1
Notional (million US$) - short Indian rupee	$ 28.8	$ —	$ —		$ 89.1	$ —	$ —	
Weighted Average Rate - Indian rupee to U.S. dollar	90.1810	—	—		84.7720	—	—	
China Renminbi				$ (0.5)				$ 0.1
Notional (million US$) - short China renminbi	$ 86.4	$ —	$ —		$ 33.0	$ —	$ —	
Weighted Average Rate - China renminbi to U.S. dollar	7.0585	—	—		7.1923	—	—	
Total Fair Value				$ 1.0				$ (82.6)

Commodities

We use forward purchase contracts, swaps and occasionally three-way collars to reduce the risk related to significant price changes in our inputs and product prices.

All gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Earnings.

As of December 31, 2025 and 2024, the fair value of our major commodities contracts was ($0.4) million and ($1.8) million, respectively. We recorded an unrealized gain of $1.3 million in cost of goods sold in the Consolidated Statements of Earnings for 2025.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic's natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

| (in millions) | As of December 31, 2025 | | | | As of December 31, 2024 | | | |
| | Expected Maturity Date Years ending December 31, | | | Fair Value | Expected Maturity Date Years ending December 31, | | | Fair Value |
	2026	2027	2028		2025	2026	2027	
Natural Gas Swaps				$ (0.4)				$ (1.8)
Notional (million MMBTU) - long	0.9	—	—		2.5	—	—	
Weighted Average Rate (US$/MM BTU)	$ 2.53	$ —	$ —		$ 2.73	$ —	$ —	
Total Fair Value				$ (0.4)				$ (1.8)

Interest Rates

From time to time, we enter into interest rate swap agreements to hedge our exposure to changes in future interest rates related to anticipated debt issuances. At December 31, 2025 and 2024, we had no interest rate swap agreements in effect.

Summary

Overall, there have been no material changes in our primary market risk exposures since the prior year. In 2026, we do not expect any material changes in our primary risk exposures. Additional information about market risk associated with our investments held in the RCRA Trusts is provided in Note 12 of our Notes to Consolidated Financial Statements. For additional information related to derivatives, see Notes 15 and 16 of our Notes to Consolidated Financial Statements.

Environmental, Health, Safety and Security Matters

We are subject to complex and evolving international, federal, state, provincial and local environmental, health, safety and security ("EHS") policies that govern the production, distribution and use of crop nutrients and animal feed ingredients. These EHS standards regulate or propose to regulate: (i) conduct of mining, production and supply chain operations, including employee safety and facility security procedures; (ii) management or remediation of potential impacts to air, soil and water quality from our operations; (iii) disposal of waste materials; (iv) beneficial use of co-products and residuals; (v) reclamation of lands after mining; (vi) management and handling of raw materials; (vii) product content; and (viii) use of products by both us and our customers.

We have a comprehensive EHS management program that seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of our EHS program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for EHS performance. Our business units are responsible for implementing day-to-day elements of our EHS program, assisted by integrated EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, improved EHS performance and incorporated EHS management systems into day-to-day business functions.

New or proposed regulatory programs or policies can present significant challenges in ascertaining future compliance obligations, implementing compliance plans, and estimating future costs until implementing regulations are finalized and definitive regulatory interpretations are adopted. New or proposed regulatory standards may require modifications to our facilities or to operating procedures and these modifications may involve significant capital costs or increases in operating costs. For example the Company is monitoring recently enacted standards in the European Union and California on climate change disclosure and is taking steps to address those new requirements.

We expect to continue investing significant financial and managerial resources to meet EHS requirements and strengthen our environmental stewardship efforts. For 2026, excluding capital spending required under the consent decrees discussed in Note 14 ("EPA RCRA Initiative"), we project approximately $750 million in environmental capital expenditures. These costs will primarily support:

- Waste management infrastructure and water treatment system upgrades or construction

- Construction and modification of Gypstacks and clay settling ponds at our Phosphate facilities, and tailings management areas at our Potash facilities

- Upgrades or new construction of air pollution control equipment at certain concentrates plants

- Remediation projects at current or former operating sites

Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $260 million in 2026. In 2027, we estimate environmental capital expenditures will be approximately $565 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $215 million. We spent approximately $796 million and $545 million for the years ended December 31, 2025 and 2024, respectively, for environmental capital expenditures, land reclamation activities, Gypstack closure and water treatment activities.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits and approvals authorizing operations at our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval or to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expanding our operations or extending operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our planned Florida operations at certain of our properties. For years, we have successfully permitted properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining or operations at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition.

In addition, in the U.S., local stakeholder involvement has become an increasingly important factor in the permitting process for companies like ours, and various counties and other parties, particularly in Florida, have in the past filed and continue to file lawsuits or administrative appeals challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance. Additional information regarding certain potential or pending permit challenges is provided in Note 23 to our Consolidated Financial Statements and is incorporated herein by reference.

Federal Initiatives to Define "Waters of the United States". Following the U.S. Supreme Court's 2023 decision in *Sackett v. EPA*, the scope of "waters of the United States" (WOTUS) under the Clean Water Act has been significantly narrowed, limiting the water features subject to federal jurisdiction and affecting requirements for Mosaic's permitting. The Court's decision invalidated EPA's January 2023 WOTUS rule, leading EPA to issue a conforming final rule in September 2023 and, subsequently, joint EPA–U.S. Army Corps guidance in March 2025 on applying Sackett's "continuous surface connection" test, which clarified limits on adjacency and excluded ditches and intermittent features from jurisdiction. A proposed revised WOTUS definition published in November 2025 aims to fully implement the Sackett decision and provide regulatory clarity, but until finalized, Sackett-based interpretation remains the nationwide standard, resulting in more limited federal permitting requirements and a regulatory environment that continues to evolve as rulemaking and litigation progress.

Water Quality Regulations for Nutrient Discharges. New nutrient regulatory initiatives could have a material effect on either us or our customers. For example, the Mississippi River/Gulf of America Hypoxia Task Force was established by The Environmental Protection Agency in 1997 to coordinate activities with twelve states within the Mississippi River Basin to reduce nutrient loading in streams and tributaries through regulatory and voluntary actions. The strategy calls for, among other matters, reduction of the flow of excess nutrients into the Gulf of America through state nutrient reduction frameworks, new nutrient reduction approaches and reduction of agricultural and urban sources of excess nutrients. Implementation of the strategy will require legislative or regulatory action at the state level. Through these heightened actions by the states, some are also leveraging groundwater protection initiatives to mandate nutrient use restrictions for fall applications in specific agricultural regions to limit nutrient losses. While some of the legislative actions have changed application timing of nutrient

use, we cannot overall predict what the requirements of any such legislative or regulatory action could be or whether or how it would affect us or our customers.

Reclamation Obligations. During phosphate mining we remove overburden to retrieve phosphate rock reserves. Once we have finished mining in an area, we use the overburden and sand tailings produced by the beneficiation process to reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and after facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay storage areas ("*CSAs*"). Processing of phosphate rock with sulfuric acid generates phosphogypsum that currently is stored in Gypstacks.

During the life of the tailings management areas, CSAs and Gypstacks, we have incurred and will continue to incur significant costs to manage residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed. Our AROs are further discussed in Note 14 of our Notes to Consolidated Financial Statements.

New Wales Water Loss Incident. In August 2016, a sinkhole developed under one of the two cells of the Phase II Gypstack at our New Wales facility in Polk County, Florida, resulting in process water from the stack draining into the sinkhole. The incident was reported to the FDEP and EPA. In connection with the incident, our subsidiary, Mosaic Fertilizer, LLC ("*Mosaic Fertilizer*"), entered into a consent order ("*Order*") with the FDEP in October 2016. Pursuant to the Order, Mosaic Fertilizer agreed to, among other things, implement an approved repair plan to close the sinkhole; perform additional water monitoring and if necessary, assessment and rehabilitation activities in the event of identified offsite impacts; provide financial assurance; and evaluate the risk of potential future sinkhole formation at our active Florida Gypstack operations.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate require us either to pass a test of financial strength or provide credit support, typically cash deposits, surety bonds, financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and Gypstacks. See "Other Commercial Commitments" under "Off-Balance Sheet Arrangements and Obligations" above for additional information about these requirements. We also have obligations under certain consent decrees and a separate financial assurance arrangement relating to our facilities in Florida and Louisiana. Two consent decrees that became effective in 2016 resolved claims under RCRA and state hazardous waste laws relating to our management of certain waste materials onsite at certain fertilizer manufacturing facilities in Florida and Louisiana. Under these consent decrees, in 2016, we deposited $630 million in cash into two trust funds to provide additional financial assurance for the estimated costs of closure and post-closure care of our phosphogypsum management systems. In addition, in 2017 we issued a letter of credit in the amount of $50 million to further support our financial assurance obligation under the Florida 2015 Consent Decree. While our actual Gypstack Closure Costs are generally expected to be paid by us in the normal course of our Phosphate business over a period that may not end until three decades or more after a Gypstack has been closed, the funds on deposit in the RCRA Trusts can be drawn by the applicable governmental authority in the event we cannot perform our closure and long-term care obligations. If and when our estimated Gypstack Closure Costs with respect to the facilities associated with a RCRA Trust are sufficiently lower than the amount on deposit in that RCRA Trust, we have the right to request that the excess funds be released to us. The same is true for the RCRA Trust balance remaining after the completion of our obligations, which will be performed over a period that may not end until three decades or more after a Gypstack has been closed. See the discussion under "EPA RCRA Initiative" in Note 14 of our Notes to Consolidated Financial Statements for additional information about these matters.

We have fully funded a trust valued at $25 million (Canadian dollars) in satisfaction of financial assurance requirements for closure of our Saskatchewan Potash facilities. Trust performance is subject to review by the Province of Saskatchewan every five years during its existence.

In 2020, we executed and thereafter have maintained a surety bond in the amount of approximately $82 million to establish financial assurance for closure of our Carlsbad, New Mexico potash facility with the U.S. Department of the Interior, Bureau of Land Management and the New Mexico Environment Department.

Climate Change

We are focused on strengthening our competitive position by meeting the evolving demands of crop nutrient and animal feed ingredient production while driving greater operating efficiency, thereby mitigating greenhouse gas emissions. We have implemented innovative energy recovery technologies that result in our generation of much of the energy we need, particularly in our U.S. Phosphate operations, from high efficiency heat recovery systems.

Climate Change Regulation. Various governmental initiatives to limit greenhouse gas emissions are under way or under consideration around the world. These initiatives could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

The direct greenhouse gas emissions from our operations result primarily from:

- Combustion of natural gas to produce steam and dry potash products at our Belle Plaine, Saskatchewan potash solution mine. To a lesser extent, at our potash shaft mines, natural gas is used as a fuel to heat fresh air supplied to the shaft mines and for drying potash products.

- The use of natural gas as a feedstock in the production of ammonia at our Faustina, Louisiana facility.

- Process reactions from naturally occurring carbonates in phosphate rock.

- Operation of transport trucks, mining and construction equipment and other machinery powered by internal combustion engines utilizing fossil fuels.

In addition, the production of energy and raw materials that we purchase from unrelated parties for use in our business and energy used in the transportation of our products and raw materials are sources of greenhouse gas emissions.

Governmental greenhouse gas emission initiatives include, among others, the December 2015 agreement (the "***Paris Agreement***") which was the outcome of the 21st session of the Conference of the Parties under the United Nations Framework Convention on Climate Change. The Paris Agreement, which was signed by nearly 200 nations, including the U.S. and Canada, entered into force in 2016 and sets out a goal of limiting the average rise in temperatures for this century to below 2 degrees Celsius. Each signatory is expected to develop its own plan (referred to as a Nationally Determined Contribution, or "***NDC***") for reaching that goal. The U.S. withdrew from the Paris Agreement in January 2025.

Various legislative or regulatory initiatives relating to greenhouse gases have been adopted or considered by the U.S. Congress, EPA or various states and those initiatives already adopted may be used to implement a U.S. NDC in the future. We will continue to monitor climate-related policy in the U.S.

Brazil ratified the Paris Agreement in September 2016, committing to a NDC that includes economy-wide greenhouse gas reduction targets by 2035. Brazil expanded its climate and sustainability regulatory framework during 2024–2025. In 2025, the government enacted a law that established the Brazilian Greenhouse Gas Emissions Trading System, which provides the basis for a regulated national carbon market. Brazil also submitted an updated NDC in late 2024 that increases its 2035 greenhouse gas reduction target. In 2025, Brazil adopted the National Energy Transition Policy, which introduces additional measures to accelerate renewable energy deployment and industrial decarbonization.

Canada's intended NDC aims to achieve significant greenhouse gas emission reductions. In 2016, the Canadian federal government announced plans for a comprehensive tax on carbon emissions, under which provinces opting out of the tax would have the option of adopting a cap-and-trade system. In the plans, the federal government also committed to implementing a federal carbon pricing backstop system that will apply in any province or territory that does not have a carbon pricing system in place by 2018. In 2025, the federal minimum (benchmark) carbon price increased to $95 per tonne and will continue to rise annually until it reaches $170 per tonne in 2030. Our Saskatchewan Potash facilities are subject to the Saskatchewan climate change plan regarding emissions at our facilities; however, indirect costs from the carbon tax associated with electricity, natural gas consumption and transportation are passed through to Mosaic. More stringent laws and regulations may be enacted to accomplish the goals set out in Canada's NDC.

It is possible that future legislation or regulation addressing climate change, including in response to the Paris Agreement or any new international agreements, could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material or adversely impact our

competitive advantage. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as China, India, former Soviet Union countries or Morocco, are less stringent than in our production regions, our competitors could gain cost or other competitive advantages over us.

Operating Impacts Due to Climate Change. The prospective impact of climate change on our operations and those of our customers and farmers remains uncertain. The impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities and changing temperature levels. These changes could be severe. These impacts could vary by geographic location. Severe climate change could impact our costs and operating activities, the location and cost of global grain and oilseed production, and the supply and demand for grains and oilseeds. At the present time, we cannot predict the prospective impact of climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Remedial Activities

Comprehensive Environmental Response, Compensation and Liability Act ("***CERCLA***") (aka Superfund) and state analogues impose liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons, including those who have disposed of "hazardous substances" at a location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we are alleged to have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $192.2 million as of December 31, 2025, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

Remediation at Our Facilities. Many of our formerly owned or current facilities have been in operation for decades. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by us and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under Superfund or otherwise. In some instances we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the environmental impacts at these or at other current or former sites.

Remediation at Third-Party Facilities. Various third parties have alleged that our historical operations have impacted neighboring offsite areas or nearby third-party facilities. In some instances we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address offsite impacts. Our remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites, this expectation could change.

Liability for Offsite Disposal Locations. Currently, we are involved or concluding involvement for offsite disposal at several Superfund or equivalent state sites. Moreover, we previously have entered into settlements to resolve liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included "reopeners," which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. Our remedial liability at such disposal sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. We believe that, when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment and that any additional standards or regulatory requirements relating to product requirements and impacts will not have a material adverse effect on our business or financial condition.

Environmental Justice

Some state governments have adopted or are adopting standards or policies requiring environmental justice reviews in some permitting actions. In general, they require governmental agencies to evaluate projects for disproportionate impacts to disadvantaged or already burdened communities. If such conditions are found, they might result in a permit denial, or restrictive or cost prohibitive conditions imposed on our operations and may impair our business and operations and could have a material adverse effect on our business, financial condition or results of operations.

Sustainability

We are committed to making informed choices that improve our corporate governance, financial strength, operational efficiency, environmental stewardship, community engagement and resource management. Through these efforts, we intend to sustain our business and experience lasting success.

We have included, or incorporated by reference, throughout this Form 10-K discussions of various matters relating to our sustainability, in its broadest sense, that we believe may be material to our investors. These matters include, but are not limited to, discussions about: corporate governance, including the leadership and respective roles of our Board of Directors and its committees, and management; recent and prospective developments in our business; product development; risk, enterprise risk management and risk oversight; the regulatory and permitting environment for our business and ongoing regulatory and permitting initiatives; executive compensation practices; employee and contractor safety; human capital matters and other EHS matters, including climate change, water management, energy and other operational efficiency initiatives: reclamation and AROs. Other matters relating to sustainability are included in our sustainability reports that are available on our website at www.mosaicco.com/ourresponsibility. Our sustainability reports are not incorporated by reference in this Form 10-K.

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our AROs related to environmental matters and our related accounting policies, see Environmental Liabilities and AROs under Critical Accounting Estimates above and Notes 2, 14, and 23 of our Notes to Consolidated Financial Statements.

Contingencies

Information regarding contingencies in Note 23 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Related Parties

Information regarding related party transactions is set forth in Note 24 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 3 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

<u>**Cautionary Statement Regarding Forward Looking Information**</u>

All statements, other than statements of historical fact, appearing in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, including statements about proposed or pending future transactions or strategic plans, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "potential," "predict," "project" or "should". These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

- business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

- because of political and economic instability, civil unrest or changes in government policies in Brazil, Peru or other countries in which we do business, our operations could be disrupted as higher costs of doing business could result, including those associated with implementation of new freight tables and new mining legislation;

- potential U.S. imposed tariffs on Canadian potash imports and retaliatory tariffs by Canada or other countries on U.S. phosphates exports;

- changes in farmers' application rates for crop nutrients;

- changes in the operation of world phosphate or potash markets, including consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

- the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate, including the effects of actions by members of Canpotex to prove the production capacity of potash expansion projects, through proving runs or otherwise;

- the effect of future product innovations or development of new technologies on demand for our products;

- seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, which may result in excess inventory or product shortages;

- changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

- economic and market conditions including supply chain challenges and increased costs and delays caused by transportation and labor shortages;

- declines in our selling prices or significant increases in costs that can require us to write down our inventories to the lower of cost or market, or require us to impair goodwill or other long-lived assets, or establish a valuation allowance against deferred tax assets;

- the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

- disruptions of our operations at any of our key production, distribution, transportation or terminaling facilities, including those of Canpotex or any joint venture in which we participate;

- shortages or other unavailability of trucks, railcars, tugs, barges and ships for carrying our products and raw materials;

- the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

- foreign exchange rates and fluctuations in those rates;

- maintaining strong liquidity, reliable access to capital markets and favorable credit ratings, as any constraints or downgrades could increase financing costs and limit our ability to execute strategic initiatives;

- tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

- adverse weather and climate conditions affecting our operations, including the impact of potential hurricanes, excessive heat, cold, snow, rainfall or drought;

- difficulties or delays in receiving, challenges to, increased costs of obtaining or satisfying conditions of, or revocation or withdrawal of required governmental and regulatory approvals, including permitting activities;

- changes in the environmental and other governmental regulation that applies to our operations, including federal legislation or regulatory action expanding the types and extent of water resources regulated under federal law and the possibility of further federal or state legislation or regulatory action affecting or related to greenhouse gas emissions, including carbon taxes or other measures that may be implemented in Canada or other jurisdictions in which we operate, or of restrictions or liabilities related to elevated levels of naturally-occurring radiation that arise from disturbing the ground in the course of mining activities or possible efforts to reduce the flow of nutrients into the Gulf of America, the Mississippi River basin or elsewhere;

- the potential costs and effects of implementation of federal or state water quality standards for the discharge of nitrogen and/or phosphorus into Florida waterways;

- the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

- the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

- any significant reduction in customers' liquidity or access to credit that they need to purchase our products;

- the effectiveness of the processes we put in place to manage our significant strategic priorities and to successfully integrate and grow acquired businesses;

- actual costs of various items differing from management's current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations;

- the costs and effects of legal and administrative proceedings and regulatory matters affecting us, including environmental, tax or administrative proceedings, complaints that our operations are adversely impacting nearby farms, businesses, other property uses or properties, settlements thereof and actions taken by courts with respect to approvals of settlements, costs related to defending and resolving global audit, appeal or court activity and other further developments in legal proceedings and regulatory matters;

- the success of our efforts to attract and retain highly qualified and motivated employees;

- strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations, and the potential costs and effects of compliance with new regulations affecting our workforce, which increasingly focus on wages and hours, healthcare, retirement and other employee benefits;

- brine inflows at our potash mines;

- accidents or other incidents involving our properties or operations, including potential fires, explosions, seismic events, sinkholes, unsuccessful tailings management, ineffective mine safety procedures or releases of hazardous or volatile chemicals;

- terrorism, armed conflict or other malicious intentional acts, including cybersecurity risks such as attempts to gain unauthorized access to, or disable, our information technology systems, or our costs of addressing malicious intentional acts;

- actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

- changes in our relationship with the other member of Canpotex or any joint venture in which we participate or their or our exit from participation in Canpotex or any such export association or joint venture, and other changes in our commercial arrangements with unrelated third parties; and

- other risk factors reported from time to time in our SEC reports.

Material uncertainties and other factors known to us are discussed in Item 1A, "Risk Factors," of our Form 10-K for the year ended December 31, 2025 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
The Mosaic Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of asset retirement obligations for water treatment costs

As discussed in Note 14 to the consolidated financial statements, the Company has recorded asset retirement obligations (AROs) of $2,601.9 million as of December 31, 2025. The ARO includes the planned treatment of contaminated water ("water treatment costs") and other asset retirement activities at the Company's Florida and Louisiana facilities.

We identified the evaluation of asset retirement obligations for water treatment costs as a critical audit matter. Specialized skills and knowledge were required to evaluate the Company's selection of planned water treatment activities to satisfy their legal obligation. In addition, there was a high degree of subjective auditor judgment due to the sensitivity of the AROs to minor changes to significant assumptions, such as the volume of contaminated water and the forecasted level of contamination used to estimate the water treatment costs per thousand gallons ("unit costs").

The following are the primary procedures performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's ARO process. This included controls related

to the knowledge, skill, and ability of third-party specialists and their relationship to the Company, determination of necessary activities required to treat contaminated water, and the development of the significant assumptions utilized in the process. We compared water treatment unit cost estimates to actual spending and water quality measurements. We evaluated the Company's ability to accurately estimate water treatment costs by comparing the Company's prior year estimates to the actual water treatment costs incurred. Due to the specialized skills and knowledge used by the Company to select water treatment activities, we involved an environmental engineering professional with specialized skills and knowledge. This professional assisted in assessing the professional qualifications of the Company's environmental engineers and engineering firm, including the knowledge, skill, and ability of the engineers, and the relationship of the engineers and engineering firm to the Company. In addition, the environmental engineering professional evaluated the Company's planned asset retirement activities by analyzing the Company's specialist's reports. This professional evaluated significant engineering assumptions listed above and compared the planned activities per the specialist's reports to other information obtained during the audit, such as:

- permits obtained which specify the Company's legal obligations
- reports to state regulators on the level of contamination in water balances.

We evaluated the Company's changes in assumptions for the volume of contaminated water and the forecasted level of contamination by comparing them to actual results from the prior year, as well as assessing operational changes that could impact estimated water volumes, contamination levels, or necessary treatment activities.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

Tampa, Florida
February 27, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
The Mosaic Company:

Opinion on Internal Control Over Financial Reporting

We have audited The Mosaic Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Tampa, Florida
February 27, 2026

Consolidated Statements of Earnings
In millions, except per share amounts

		Years Ended December 31,				
		2025		**2024**		**2023**
Net sales	$	12,052.4	$	11,122.8	$	13,696.1
Cost of goods sold		10,150.5		9,610.9		11,485.5
Gross margin		1,901.9		1,511.9		2,210.6
Selling, general and administrative expenses		533.9		496.9		500.5
Loss (gain) on assets sold and to be sold		157.3		—		(56.5)
Impairment of goodwill		99.9		—		—
Other operating expenses		289.3		393.5		428.5
Operating earnings		821.5		621.5		1,338.1
Interest expense, net		(187.7)		(182.8)		(129.4)
Foreign currency transaction gain (loss)		271.7		(685.8)		194.0
Gain on sale of equity investment		—		522.2		—
Other income (expense)		307.4		40.3		(76.8)
Earnings from consolidated companies before income taxes		1,212.9		315.4		1,325.9
Provision for income taxes		639.8		186.7		177.0
Earnings from consolidated companies		573.1		128.7		1,148.9
Equity in net earnings of nonconsolidated companies		2.3		73.3		60.3
Net earnings including noncontrolling interests		575.4		202.0		1,209.2
Less: Net earnings attributable to noncontrolling interests		34.7		27.1		44.3
Net earnings attributable to Mosaic	$	540.7	$	174.9	$	1,164.9
Basic net earnings per share attributable to Mosaic	$	1.70	$	0.55	$	3.52
Basic weighted average number of shares outstanding		317.3		319.8		331.3
Diluted net earnings per share attributable to Mosaic	$	1.70	$	0.55	$	3.50
Diluted weighted average number of shares outstanding		318.9		320.7		333.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)
In millions

	Years Ended December 31,		
	2025	**2024**	**2023**
Net earnings including noncontrolling interest	$ 575.4	$ 202.0	$ 1,209.2
Other comprehensive income (loss), net of tax			
Foreign currency translation gain (loss)	307.1	(495.6)	154.1
Net actuarial gain (loss) and prior service cost	(2.7)	10.9	20.1
Realized gain (loss) on interest rate swap	(0.1)	(0.1)	1.4
Net gain (loss) on marketable securities held in trust fund	15.3	(14.8)	23.7
Other comprehensive income (loss)	319.6	(499.6)	199.3
Comprehensive income (loss)	895.0	(297.6)	1,408.5
Less: Comprehensive income attributable to noncontrolling interest	37.2	21.6	46.3
Comprehensive income (loss) attributable to Mosaic	$ 857.8	$ (319.2)	$ 1,362.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets
In millions, except per share amounts

		December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	276.6	$	272.8
Receivables, net		1,078.6		1,113.3
Inventories		3,363.0		2,548.4
Assets held for sale		73.5		—
Other current assets		445.8		563.8
Total current assets		5,237.5		4,498.3
Property, plant and equipment, net		13,982.6		13,352.6
Equity securities and investments in nonconsolidated companies		1,848.2		1,533.4
Goodwill		1,005.1		1,061.1
Deferred income taxes		811.6		958.3
Other assets		1,595.1		1,520.3
Total assets	$	24,480.1	$	22,924.0
Liabilities and Equity				
Current liabilities:				
Short-term debt	$	759.9	$	847.1
Current maturities of long-term debt		43.1		45.3
Structured accounts payable arrangements		480.1		402.3
Accounts payable		1,171.9		1,156.5
Accrued liabilities		1,472.5		1,720.1
Liabilities held for sale		55.3		—
Total current liabilities		3,982.8		4,171.3
Long-term debt, less current maturities		4,250.9		3,332.3
Deferred income taxes		1,000.8		942.8
Other noncurrent liabilities		3,011.4		2,862.9
Equity:				
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of December 31, 2025 and 2024		—		—
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 395,125,254 shares issued and 317,408,647 shares outstanding as of December 31, 2025, 394,648,654 shares issued and 316,932,047 shares outstanding as of December 31, 2024		3.2		3.2
Capital in excess of par value		29.2		2.1
Retained earnings		14,184.4		13,926.1
Accumulated other comprehensive loss		(2,131.9)		(2,449.0)
Total Mosaic stockholders' equity		12,084.9		11,482.4
Non-controlling interests		149.3		132.3
Total equity		12,234.2		11,614.7
Total liabilities and equity	$	24,480.1	$	22,924.0

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
In millions, except per share amounts

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash Flows from Operating Activities			
Net earnings including noncontrolling interests	$ 575.4	$ 202.0	$ 1,209.2
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:			
Depreciation, depletion and amortization	1,049.9	1,025.5	960.6
Deferred and other income taxes	251.8	(142.9)	(261.2)
Equity in net (earnings) of nonconsolidated companies, net of dividends	0.6	(55.7)	(31.8)
Accretion expense for asset retirement obligations	129.7	111.2	96.1
Amortization of debt financing fees	43.0	36.5	21.4
Share-based compensation expense	30.7	31.8	33.0
Impairment of goodwill	99.9	—	—
Unrealized (gain) loss on derivatives	(85.7)	104.1	(29.0)
Foreign currency adjustments	(267.1)	462.7	(94.0)
Loss (gain) on assets sold and to be sold	157.3	—	(56.5)
Pension settlement loss	—	—	42.4
Gain on sale of equity investment	—	(538.2)	—
Unrealized (gain) loss on equity securities	(317.4)	(28.3)	—
Other	118.0	69.4	115.3
Changes in assets and liabilities:			
Receivables, net	75.7	59.2	526.3
Inventories, net	(761.5)	(275.6)	1,061.4
Other current assets and noncurrent assets	8.1	(79.2)	(239.2)
Accounts payable and accrued liabilities	(359.6)	96.4	(1,055.1)
Other noncurrent liabilities	76.0	220.3	108.3
Net cash provided by operating activities	824.8	1,299.2	2,407.2
Cash Flows from Investing Activities			
Capital expenditures	(1,359.4)	(1,251.8)	(1,402.4)
Purchases of available-for-sale securities - restricted	(975.6)	(1,529.7)	(1,240.8)
Proceeds from sale of available-for-sale securities - restricted	949.1	1,501.1	1,209.1
Proceeds from sale of business	—	—	158.4
Acquisition of business	—	—	(41.0)
Proceeds from sale of assets	79.0	16.8	4.8
Other	(2.6)	2.6	(5.3)
Net cash used in investing activities	(1,309.5)	(1,261.0)	(1,317.2)
Cash Flows from Financing Activities			
Payments of short-term debt	(16,471.4)	(16,779.6)	(9,832.0)
Proceeds from issuance of short-term debt	16,282.6	17,032.8	10,007.1
Payments from inventory financing arrangement	(2,005.8)	(1,805.0)	(601.4)
Proceeds from inventory financing arrangement	2,106.5	2,004.5	601.4
Payments of structured accounts payable arrangements	(906.1)	(755.0)	(1,432.9)
Proceeds from structured accounts payable arrangements	961.8	737.3	1,048.2
Collections of transferred receivables	572.5	425.5	1,468.6
Payments of transferred receivables	(572.5)	(425.5)	(1,468.6)
Payments of long-term debt	(73.4)	(67.2)	(995.3)
Proceeds from issuance of long-term debt	904.7	70.3	900.0
Repurchases of stock	—	(235.4)	(756.0)
Cash dividends paid	(280.4)	(270.7)	(351.6)
Dividends paid to non-controlling interest	(20.2)	(31.9)	(41.5)
Other	(46.3)	(32.0)	(26.5)
Net cash provided by (used in) financing activities	452.0	(131.9)	(1,480.5)
Effect of exchange rate changes on cash	26.3	37.9	(2.8)
Net change in cash, cash equivalents and restricted cash	(6.4)	(55.8)	(393.3)
Cash, cash equivalents and restricted cash—beginning of year	305.0	360.8	754.1
Cash, cash equivalents and restricted cash—end of year	$ 298.6	$ 305.0	$ 360.8

See Accompanying Notes to Consolidated Financial Statements

		Years Ended December 31,				
		2025		**2024**		**2023**
Reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows:						
Cash and cash equivalents	$	276.6	$	272.8	$	348.8
Restricted cash in other current assets		7.8		14.9		8.6
Restricted cash in other assets		14.2		17.3		3.4
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$	298.6	$	305.0	$	360.8

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity
In millions, except per share data

	Shares	Dollars					
		Mosaic Stockholders					
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests	Total Equity
Balance as of December 31, 2022	339.1	$ 3.4	$ —	$ 14,203.4	$ (2,152.2)	$ 139.6	$ 12,194.2
Total comprehensive income	—	—	—	1,164.9	197.3	46.3	1,408.5
Vesting of restricted stock units	1.9	—	(0.8)	(53.4)	—	—	(54.2)
Stock based compensation	—	—	33.0	—	—	—	33.0
Share repurchases, including tax of $6.4 million	(16.9)	(0.2)	(32.2)	(722.0)	—	—	(754.4)
Dividends ($0.85 per share)	—	—	—	(351.0)	—	—	(351.0)
Equity to noncontrolling interests	—	—	—	—	—	(43.3)	(43.3)
Balance as of December 31, 2023	324.1	3.2	—	14,241.9	(1,954.9)	142.6	12,432.8
Total comprehensive income	—	—	—	174.9	(494.1)	21.6	(297.6)
Vesting of restricted stock units	0.7	—	—	(10.5)	—	—	(10.5)
Stock based compensation	—	—	31.8	—	—	—	31.8
Share repurchases, including tax of $2.1 million	(7.9)	—	(29.7)	(207.8)	—	—	(237.5)
Dividends ($0.85 per share)	—	—	—	(272.4)	—	—	(272.4)
Dividends for noncontrolling interests	—	—	—	—	—	(31.9)	(31.9)
Balance as of December 31, 2024	316.9	3.2	2.1	13,926.1	(2,449.0)	132.3	11,614.7
Total comprehensive income	—	—	—	540.7	317.1	37.2	895.0
Vesting of restricted stock units	0.5	—	(3.6)	—	—	—	(3.6)
Stock based compensation	—	—	30.7	—	—	—	30.7
Dividends ($0.88 per share)	—	—	—	(282.4)	—	—	(282.4)
Dividends for noncontrolling interests	—	—	—	—	—	(20.2)	(20.2)
Balance as of December 31, 2025	317.4	$ 3.2	$ 29.2	$ 14,184.4	$ (2,131.9)	$ 149.3	$ 12,234.2

See Accompanying Notes to Consolidated Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Mosaic Company ("*Mosaic*," and, with its consolidated subsidiaries, "*we*," "*us*," "*our*" or the "*Company*") produces and markets concentrated phosphate and potash crop nutrients. We conduct our business through wholly- and majority-owned subsidiaries and businesses in which we own less than a majority or a noncontrolling interest, including consolidated variable interest entities and investments accounted for by the equity method.

We are organized into the following business segments:

- Our **Phosphate** business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. We have a 75% economic interest in the Miski Mayo Phosphate Mine in Peru. These results are consolidated in the Phosphate segment. Through December 24, 2024, the Phosphate segment included our prior 25% interest in the Ma'aden Wa'ad Al Shamal Phosphate Company ("*MWSPC*"), a joint venture to develop, own and operate integrated phosphate production facilities in the Kingdom of Saudi Arabia. On December 24, 2024, we exchanged our ownership of MWSPC for shares of Ma'aden. Our equity in the net earnings or losses relating to MWSPC were recognized on a one-quarter lag in our Consolidated Statements of Earnings.

- Our **Potash** business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited ("*Canpotex*"), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

- Our **Mosaic Fertilizantes** business segment includes five Brazilian phosphate rock mines and four phosphate chemical plants in Brazil. The segment also includes our distribution business in South America, which consists of sales offices, crop nutrient blending and bagging facilities, port terminals and warehouses in Brazil and Paraguay. We also have a majority interest in Fospar S.A., which owns and operates a single superphosphate granulation plant and a deep-water port and throughput warehouse terminal facility in Brazil. It also includes the results of Mosaic Biosciences sales in Brazil.

Intersegment eliminations, unrealized mark-to-market gains/losses on derivatives and investment in equity securities of Ma'aden, debt expenses, the results of the China and India distribution businesses and Mosaic Biosciences sales in China, India and North America are included within Corporate, Eliminations and Other.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("*U.S. GAAP*"). Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated.

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority-owned subsidiaries. Certain investments in companies in which we do not have control but have the ability to exercise significant influence are accounted for by the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The most significant estimates made by management relate to the recoverability of non-current assets including goodwill, the useful lives and net realizable values of long-lived assets, environmental and reclamation liabilities, including asset retirement

obligations ("*ARO*"), and income tax-related accounts, including the valuation allowance against deferred income tax assets. Actual results could differ from these estimates.

Revenue Recognition

We generate revenues primarily by producing and marketing phosphate and potash crop nutrients. Revenue is recognized when control of the product is transferred to the customer, which is generally upon transfer of title to the customer based on the contractual terms of each arrangement. Title is typically transferred to the customer upon shipment of the product. In certain circumstances, which are referred to as final price deferred arrangements, we ship product prior to the establishment of a valid sales contract. In such cases, we retain control of the product and do not recognize revenue until a sales contract has been agreed to with the customer.

Revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of our goods. Our products are generally sold based on market prices prevailing at the time the sales contract is signed or through contracts which are priced at the time of shipment, except for the final priced deferred arrangements discussed above. Sales incentives are volumetric based annual programs and recorded as a reduction of revenue at the time of sale. We estimate the variable consideration related to our sales incentive programs based on the sales terms with customers and historical experience. Historically, sales incentives have represented 1% or less of total revenue and there have not been significant adjustments to such estimates in the financial statements.

We sell Canadian-sourced potash outside Canada and the U.S. exclusively through Canpotex distribution. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. For sales through this channel, our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales are recognized when control is transferred to Canpotex, typically upon shipment of the product to Canpotex, and adjusted at the end of each reporting period based upon the updated estimated pricing or final pricing from Canpotex. Prior to final pricing, revenue is recognized only to the extent that it is probable a significant reversal of revenue will not occur. The constraint is estimated each period based on historical experience, market trends and industry data. The estimated constraint is not material to the Company's financial statements.

Due to our membership in Canpotex, we eliminate the intra-entity profit with Canpotex at the end of each reporting period and present that profit elimination by reversing revenue and cost of goods sold for the inventory remaining at Canpotex. For more information regarding our relationship with Canpotex and accounting considerations, see Note 9 of our Notes to Consolidated Financial Statements. For information regarding sales by product type and by geographic area, see Note 25 of our Notes to Consolidated Financial Statements.

The timing of recognition of revenue related to our performance obligations may be different than the timing of collection of cash related to those performance obligations. Payment terms vary by contract. Specifically, we collect prepayments from certain customers in Brazil. In addition, cash collection from Canpotex may occur prior to delivery of product to the end customer. We generally satisfy our contractual liabilities within one quarter of incurring the liability. To the extent prepayments are not collected from customers, payment terms are established based on the type of product, distributor capabilities and competitive market conditions, and do not exceed one year.

Other key revenue recognition accounting policies include:

- Trade accounts receivable are recorded at the invoiced amount. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue.

- We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

- We have elected to recognize the cost for freight and shipping as an expense in cost of sales, when control over the product has passed to the customer.

Non-Income Taxes

We pay Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $315.6 million, $272.7 million and $457.0 million during 2025, 2024 and 2023, respectively.

We have approximately $60.8 million of assets recorded as of December 31, 2025 related to PIS and Cofins, which is a Brazilian federal value-added tax. This amount was mostly earned in 2008 through 2022; we believe that it will be realized through offsetting income tax payments or other federal taxes or receiving cash refunds. As of December 31, 2024 we had approximately $96.2 million of assets recorded for these matters. Should the Brazilian government determine that these are not valid credits upon audit, this could impact our results in such period. We have recorded the PIS and Cofins credits at amounts which we believe are probable of collection. Information regarding PIS and Cofins taxes already audited is included in Note 23 of our Notes to Consolidated Financial Statements.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar; however, for operations located in Canada and Brazil, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in equity until the foreign entity is sold or liquidated. Transaction gains and losses result from transactions that are denominated in a currency other than the functional currency of the operation, primarily accounts receivable and intercompany loans in our Canadian entities denominated in U.S. dollars, intercompany loans receivable in our U.S. entities denominated in Brazilian real, and accounts payable in Brazil denominated in U.S. dollars. These foreign currency transaction gains and losses are presented separately in the Consolidated Statement of Earnings.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less and other highly liquid investments that are payable on demand such as money market accounts, certain certificates of deposit and repurchase agreements. The carrying amount of such cash equivalents approximates their fair value due to the short-term and highly liquid nature of these instruments.

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. We generally sell our principal products to a large number of customers. At December 31, 2025 and 2024, one customer accounted for approximately 12% and 11%, respectively, of our trade accounts receivable. We continually monitor the creditworthiness of our customers and general economic conditions to manage our credit risk exposure. As such, we do not believe there is any significant collection risk.

Internationally, our potash products are sold primarily through Canpotex, an export association. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy, which requires the underlying receivables to be substantially insured or secured by letters of credit. As of December 31, 2025 and 2024, there were $73.0 million and $65.1 million, respectively, of trade accounts receivable due from Canpotex. During 2025, 2024 and 2023, sales to Canpotex were $1.2 billion, $884.3 million and $1.3 billion, respectively.

Inventories

Inventories of raw materials, work-in-process products, finished goods and operating materials and supplies are stated at the lower of cost or net realizable value. Costs for substantially all inventories are determined using the weighted average cost basis. To determine the cost of inventory, we allocate fixed expense to the costs of production based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered "idle", and all related expenses are charged to cost of goods sold.

Net realizable value of our inventory is defined as forecasted selling prices less reasonably predictable selling costs. Significant management judgment is involved in estimating forecasted selling prices including various demand and supply variables. Examples of demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in the crop nutrients distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. Charges for lower of

cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost.

Property, Plant and Equipment and Recoverability of Long-Lived Assets

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance, including planned major maintenance and plant turnaround costs, are expensed when incurred.

Currently, we do not have any material exploration or development stage mining projects. When we transition to new mining areas within our current properties, we incur minimal pre-mining costs related to the permitting process and land preparation activities, such as water management control and construction of roads and access points. These costs are capitalized as part of our mineral properties and rights. Mineral properties and rights at our operations include mineral reserves and mineral resources. Mineral resources have not yet been scheduled in formal mine plans and therefore are not subject to depletion. Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of proven and probable reserves. Depreciation is computed principally using the straight-line method and units-of-production method over the following useful lives: machinery and equipment: three to 25 years; and buildings and leasehold improvements: three to 40 years.

We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets or periods of expected use may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Long-lived assets, including fixed assets and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment assessment involves management judgment and estimates of factors such as industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, tax rates and capital spending. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Leases

Right of use ("***ROU***") assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease, based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. For both operating and finance leases, the initial ROU asset equals the lease liability, plus initial direct costs, less lease incentives received. Our lease agreements may include options to extend or terminate the lease, which are included in the lease term at the commencement date when it is reasonably certain that we will exercise that option. In general, we do not consider optional periods included in our lease agreements as reasonably certain of exercise at inception.

At inception, we determine whether an arrangement is a lease and the appropriate lease classification. Operating leases with terms greater than twelve months are included as operating lease ROU assets within other assets and the associated lease liabilities within accrued liabilities and other noncurrent liabilities on our consolidated balance sheets. Finance leases with terms greater than twelve months are included as finance ROU assets within property and equipment and the associated finance lease liabilities within current maturities of long-term debt and long-term debt on our consolidated balance sheets.

Leases with terms of less than twelve months, referred to as short-term leases, do not create a ROU asset or lease liability on the balance sheet.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For full-service railcar leases, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply assumptions using a portfolio approach, given the generally consistent terms of the agreements. Lease payments based on usage (for example, per-mile or per-hour charges), referred to as variable lease costs, are recorded separately from the determination of the ROU asset and lease liability.

Contingencies

Accruals for environmental remediation efforts are recorded when costs are probable and can be reasonably estimated. In determining these accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements. Adjustments to accruals, recorded as needed in our Consolidated Statement of Earnings each quarter, are made to reflect changes in and current status of these factors.

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and our experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. Legal costs are expensed as incurred.

Pension and Other Postretirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other postretirement benefit plans.

We accrue the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally determined with the assistance of an actuary using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Additional Accounting Policies

To facilitate a better understanding of our consolidated financial statements we have disclosed the following significant accounting policies (with the exception of those identified above) throughout the following notes, with the related financial disclosures by major caption:

Note	Topic	Page
9	Equity Securities and Investments in Non-Consolidated Companies	F-51
10	Goodwill	F-52
11	Structured Accounts Payable Arrangements	F-52
12	Marketable Securities Held in Trusts	F-55
13	Income Taxes	F-57
14	Asset Retirement Obligations	F-64
15	Derivative Instruments and Hedging Activities	F-66
16	Fair Value Measurements	F-67

3. RECENTLY ISSUED ACCOUNTING GUIDANCE

In December 2023, the Financial Accounting Standards Board ("*FASB*") issued guidance to provide more disaggregation of income tax disclosures mainly related to the reconciliations of the income tax rate and income taxes paid by jurisdiction. We adopted this standard for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. While adoption of this standard resulted in enhanced disclosures, it did not have any impact to our results of operations, cash flows or financial condition.

In November 2024, the FASB issued guidance which requires more detailed disclosure about specified categories of expenses (purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion) included in certain expense captions on the face of the income statement. Additionally, the amendments require disclosure of the total amount of selling expenses and an annual disclosure of the definition of selling expenses. These amendments are effective for

fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosures may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. We intend to apply this standard on a prospective basis and continue to evaluate the impact this new guidance will have on our disclosures.

4. LEASES

Leasing Activity

We have operating and finance leases for heavy mobile equipment, railcars, fleet vehicles, field and plant equipment, river and cross-gulf vessels, corporate offices, land and computer equipment. Our leases have remaining lease terms of one year to 37 years, some of which include options to extend the lease for up to 20 years and some of which include options to terminate the lease within one year.

Supplemental balance sheet information related to leases as of December 31, 2025 and December 31, 2024 is as follows:

	December 31,		
Type of Lease Asset or Liability	2025	2024	Balance Sheet Classification
	(in millions)		
Operating Leases			
Right-of-use assets	$ 223.6	$ 220.0	Other assets
Lease liabilities:			
Short-term	59.6	43.9	Accrued liabilities
Long-term	166.0	181.2	Other noncurrent liabilities
Total	$ 225.6	$ 225.1	
Finance Leases			
Right-of-use assets:			
Gross assets	$ 532.6	$ 452.0	
Less: accumulated depreciation	249.3	205.3	
Net assets	$ 283.3	$ 246.7	Property, plant and equipment, net
Lease liabilities:			
Short-term	$ 32.1	$ 30.6	Current maturities of long-term debt
Long-term	143.9	114.2	Long-term debt, less current maturities
Total	$ 176.0	$ 144.8	

Lease expense is generally included within cost of goods sold and selling, general and administrative expenses, except for interest on lease liabilities, which is recorded within net interest. The components of lease expense were as follows:

	December 31,		
(in millions)	2025	2024	2023
Operating lease cost	$ 101.9	$ 87.2	$ 86.9
Finance lease cost:			
Amortization of right-of-use assets	52.0	45.5	45.8
Interest on lease liabilities	14.5	6.1	7.1
Short-term lease cost	—	0.2	0.1
Variable lease cost	21.1	19.5	19.8
Total lease cost	$ 189.5	$ 158.5	$ 159.7

Rental expense for 2025, 2024 and 2023 was $269.7 million, $269.4 million and $252.1 million, respectively.

Supplemental cash flow information related to leases was as follows:

(In millions)	December 31,					
	2025		2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	89.3	$	90.4	$	89.2
Operating cash flows from finance leases		14.6		6.1		7.1
Financing cash flows from finance leases		39.6		42.9		78.8
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	66.9	$	70.4	$	54.5
Finance leases		86.2		9.0		35.8

Other information related to leases was as follows:

	December 31, 2025
Weighted Average Remaining Lease Term	
Operating leases	5.9 years
Finance leases	4.2 years
Weighted Average Discount Rate	
Operating leases	7.2 %
Finance leases	7.9 %

Future lease payments under non-cancellable leases recorded as of December 31, 2025, were as follows:

(in millions)	Operating Leases		Finance Leases	
2026	$	71.9	$	44.6
2027		55.2		38.6
2028		36.9		36.9
2029		32.0		72.8
2030		13.6		6.7
Thereafter		58.3		10.4
Total future lease payments	$	267.9	$	210.0
Less imputed interest		(42.3)		(34.0)
Total	$	225.6	$	176.0

5. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

		December 31,		
(in millions)		**2025**		**2024**
Receivables				
Trade - External	$	887.8	$	969.1
Trade - Affiliate		82.2		67.1
Non-trade		109.6		78.1
		1,079.6		1,114.3
Less allowance for doubtful accounts		1.0		1.0
	$	1,078.6	$	1,113.3
Inventories				
Raw materials	$	285.7	$	148.6
Work in process		1,150.2		941.1
Finished goods		1,587.6		1,239.8
Final price deferred [a]		133.8		53.5
Operating materials and supplies		205.7		165.4
	$	3,363.0	$	2,548.4
Other current assets				
Income and other taxes receivable	$	230.6	$	234.9
Prepaid expenses		194.6		299.8
Other		20.6		29.1
	$	445.8	$	563.8
Other assets				
Restricted cash	$	14.2	$	17.3
MRO inventory		141.9		169.0
Marketable securities held in trust - restricted		758.4		708.7
Operating lease right-of-use assets		223.6		220.0
Indemnification asset		26.9		18.4
Long-term receivable		14.7		12.9
Cloud computing cost [b]		140.7		166.3
Other		274.7		207.7
	$	1,595.1	$	1,520.3

(in millions)		December 31,		
		2025		**2024**
Accrued liabilities				
Accrued dividends	$	75.9	$	74.1
Payroll and employee benefits		168.8		161.8
Asset retirement obligations		271.3		352.8
Customer prepayments		297.3		270.7
Accrued income and other taxes		34.3		204.7
Operating lease obligation		59.6		43.9
Other		565.3		612.1
	$	1,472.5	$	1,720.1
Other noncurrent liabilities				
Asset retirement obligations	$	2,330.6	$	2,219.4
Operating lease obligation		166.0		181.2
Accrued pension and postretirement benefits		102.8		91.6
Unrecognized tax benefits		23.1		17.7
Other		388.9		353.0
	$	3,011.4	$	2,862.9

(a) Final price deferred is product that has shipped to customers, but we retain control and do not recognize revenue until a sales contract has been agreed to with the customer.

(b) Implementation costs eligible for capitalization related to cloud computing arrangements that are a service contract are recorded within Prepaid expenses and Other assets in the Consolidated Balance Sheets and amortized over the reasonably certain term of the associated hosting arrangement.

Interest expense, net was comprised of the following in 2025, 2024 and 2023:

(in millions)		Years Ended December 31,				
		2025		**2024**		**2023**
Interest income	$	53.8	$	47.2	$	59.6
Less interest expense		241.5		230.0		189.0
Interest expense, net	$	(187.7)	$	(182.8)	$	(129.4)

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in millions)		December 31,		
		2025		**2024**
Land	$	364.7	$	352.5
Mineral properties and rights		7,254.0		6,831.3
Buildings and leasehold improvements		4,079.4		3,836.4
Machinery and equipment		12,406.3		11,684.0
Construction in-progress		1,004.2		1,148.1
		25,108.6		23,852.3
Less: accumulated depreciation and depletion		11,126.0		10,499.7
	$	13,982.6	$	13,352.6

Depreciation and depletion expense was $1,022.1 million, $1,012.5 million, and $958.9 million for 2025, 2024 and 2023, respectively. Interest capitalized on major construction projects was $31.7 million, $42.3 million, and $35.2 million for 2025, 2024 and 2023, respectively.

7. EARNINGS PER SHARE

The numerator for basic and diluted earnings per share ("*EPS*") is net earnings attributable to Mosaic. The denominator for basic EPS is the weighted average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, unless the shares are anti-dilutive.

The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

		Years Ended December 31,		
(in millions)	2025		2024	2023
Net earnings attributable to Mosaic	$ 540.7	$ 174.9	$	1,164.9
Basic weighted average number of shares outstanding attributable to common stockholders	317.3	319.8		331.3
Dilutive impact of share-based awards	1.6	0.9		1.9
Diluted weighted average number of shares outstanding	318.9	320.7		333.2
Basic net earnings per share	$ 1.70	$ 0.55	$	3.52
Diluted net earnings per share	$ 1.70	$ 0.55	$	3.50

A total of 0.2 million shares for 2025, 1.0 million shares for 2024 and 0.5 million shares for 2023 of common stock subject to issuance related to share-based awards have been excluded from the calculation of diluted EPS because the effect would have been anti-dilutive.

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

		Years Ended December 31,		
(in millions)	2025		2024	2023
Cash paid during the period for:				
Interest	$ 223.9	$	228.7 $	204.7
Less amount capitalized	31.7		42.3	35.2
Cash interest, net	$ 192.2	$	186.4 $	169.5
Income taxes	$ 321.3	$	337.0 $	385.6

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is adjusted by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flows was $8.4 million, $(20.3) million, and $(19.5) million for 2025, 2024 and 2023, respectively.

We accrued $75.9 million related to the dividends declared in 2025 that will be paid in 2026. At December 31, 2024 and 2023, we had accrued dividends of $74.1 million and $72.3 million which were paid in 2025 and 2024, respectively.

Included in proceeds from issuance of short-term debt and payments of short-term debt were $16.1 billion and ($16.2) billion and $16.8 billion and ($16.6) billion for 2025 and 2024, respectively, related to our commercial paper arrangement.

We had non-cash investing and financing transactions related to right-of-use assets obtained in exchange for lease obligations assets under finance leases in 2025 of $86.2 million. Non-cash investing and financing transactions related to assets acquired under capital leases were $9.0 million and $35.8 million for 2024 and 2023, respectively.

In 2024,we had a non-cash transaction related to the exchange of our 25% ownership MWSPC for 111,012,433 shares of Ma'aden at a value of approximately $1.5 billion, resulting in a gain before transaction expenses of $538.2 million.

Depreciation, depletion and amortization includes $1,022.1 million, $1,012.5 million and $958.9 million related to depreciation and depletion of property, plant and equipment and $27.8 million, $13.0 million and $1.7 million related to the amortization of intangible assets and cloud computing costs for 2025, 2024 and 2023, respectively.

9. EQUITY SECURITIES AND INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments when the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses but still allow us to have significant influence. Under this method, our equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Earnings. The effects of material intercompany transactions with these equity method investments are eliminated, including the the Company's economic interest in the gross profit on sales to and purchases from our equity-method investments which is deferred until the time of sale to the final third-party customer. The cash flow presentation of dividends received from equity method investees is determined by evaluation of the facts, circumstances and nature of the distribution.

A summary of our equity-method investments, which were in operation as of December 31, 2025, is as follows:

Entity	Economic Interest
River Bend Ag, LLC	50.0 %
IFC S.A.	45.0 %
Canpotex	36.2 %

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

		Years Ended December 31,				
(in millions)		2025		2024		2023
Net sales	$	4,256.1	$	3,601.9	$	7,055.1
Net earnings		5.8		6.2		317.9
Mosaic's share of equity in net earnings		2.9		3.1		60.3
Total assets		2,328.4		1,883.8		9,900.6
Total liabilities		2,308.9		1,865.1		7,014.1
Mosaic's share of equity in net assets		9.8		9.4		725.9

MWSPC owns and operates a mine and two chemical complexes that produce phosphate fertilizers and other downstream phosphate products in the Kingdom of Saudi Arabia. As of December 31, 2023, our cash investment was $770.0 million and we marketed approximately 25% of the phosphate production of this joint venture. As of December 31, 2023, MWSPC represented 77% of the total assets and 68% of the total liabilities in the table above. In 2024 and 2023 our share of equity in net earnings of MWSPC was $70.8 million, and $57.6 million, respectively. On April 29, 2024, Saudi Arabian Mining Company ("*Ma'aden*") and Mosaic entered into a Share Purchase and Subscription Agreement to exchange our 25% ownership of the Ma'aden Wa'ad al Shamal Phosphate Company for 111,012,433 shares of Ma'aden. This transaction closed on December 24, 2024, at a value of approximately $1.5 billion, resulting in a gain of $522.2 million, net of transaction costs. The shares received by Mosaic are subject to transfer and sale restrictions, which will be released over a five-year period. The shares are included in equity securities and investments in nonconsolidated companies on our Consolidated Balance Sheets. They are carried at fair value based on the unadjusted quoted price on the Saudi Exchange (Tadawul), with the changes in fair value reported in non-operating income (expense). During 2025 and 2024, we had unrealized gains on the Ma'aden shares of $317.4 million and $28.3 million, respectively.

Canpotex is a Saskatchewan export association used by two Canadian potash producers to market, sell and distribute Canadian potash products outside of Canada and the U.S. It operates as a break-even entity and therefore has insignificant equity earnings or loss. We have concluded that the sales to Canpotex are not at arm's-length, due to the unique pricing and payment structure and financial obligations of the stockholders. Therefore, the Company's economic interest in the profit on sales to Canpotex is eliminated until Canpotex no longer has control of the related inventory and has sold it to an unrelated third-party customer. We eliminate the intra-entity profit with Canpotex at the end of each reporting period and present that profit elimination by reversing revenue and cost of goods sold for the inventory remaining at Canpotex.

10. GOODWILL

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. We test goodwill for impairment on a quantitative basis at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. Impairment is measured as the excess carrying value over the fair value of goodwill.

The changes in the carrying amount of goodwill, by reporting unit, as of December 31, 2025 and 2024, are as follows:

(in millions)	Potash	Mosaic Fertilizantes	Corporate, Eliminations and Other	Total
Balance as of December 31, 2023	$ 1,026.9	$ 99.6	$ 12.1	$ 1,138.6
Foreign currency translation	(71.5)	(6.0)	—	(77.5)
Balance as of December 31, 2024	$ 955.4	$ 93.6	$ 12.1	$ 1,061.1
Foreign currency translation	41.2	2.7	—	43.9
Impairment	(3.6)	(96.3)	—	(99.9)
Balance as of December 31, 2025	$ 993.0	$ —	$ 12.1	$ 1,005.1

As of October 31, 2025, we performed our annual quantitative assessment. In performing our assessment, we estimated the fair value of each of our reporting units using the income approach, also known as the discounted cash flow ("*DCF*") method. Our reporting unit fair value measurements are classified as Level 3 in the fair value hierarchy because they involve significant unobservable inputs and internal projections. The future cash flows for our reporting units were projected based on our estimates, at that time, for revenue, operating income and other factors (such as working capital and capital expenditures for each reporting unit). To determine if the fair value of each of our reporting units with goodwill exceeded its carrying value, we assumed sales volume growth rates based on our long-term expectations, our internal selling prices and projected raw material prices for years one through five, which were anchored in projections from CRU International Limited ("*CRU*"), an independent third party data source. Selling prices and raw material prices for years six and beyond were based on anticipated market growth and long-term CRU outlooks. The discount rates used in our DCF method were based on a weighted-average cost of capital ("*WACC*"), determined from relevant market comparisons. A terminal value growth rate of 2% was applied to all years thereafter for the projected period and reflected our estimate of stable growth. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. Finally, we compared our estimates of fair values for our reporting units, to our October 31, 2025 total public market capitalization, based on our common stock price at that date.

In making this assessment, we considered, among other things, expectations of projected net sales and cash flows, assumptions impacting WACC, changes in our stock price and changes in the carrying values of our reporting units with goodwill. We also considered overall business conditions. As a result of our test, we concluded that the carrying value of our Mosaic Fertilizantes reporting unit was in excess of its fair value due to a combination of an increase in carrying value and a reduction in our long-term forecast due to recent market forecasts. Therefore, we recognized a goodwill impairment charge of $96.3 million. We also recognized an impairment of $3.6 million in our Potash reporting unit related to classifying our Carlsbad, New Mexico facility as held for sale.

The Potash and Corporate, Eliminations and Other reporting units were evaluated and not considered at risk of goodwill impairment at October 31, 2025.

As of December 31, 2025, $15.6 million of goodwill was deductible for tax purposes.

11. FINANCING ARRANGEMENTS

Mosaic Credit Facility

On May 16, 2025, we amended our committed, unsecured five-year revolving credit facility of up to $2.5 billion (the "*Amended and Restated Mosaic Credit Facility*"), extending the maturity date to May 16, 2030, from August 19, 2026. This facility is intended to serve as our primary unsecured bank credit facility. The Amended and Restated Mosaic Credit Facility also reduces the rates applicable to the unused commitment fees and provides us with additional flexibility under other restrictive covenants, compared to the facility prior to this amendment.

The Amended and Restated Mosaic Credit Facility has cross-default provisions that, in general, provide that a failure to pay principal or interest under, or any other amount payable under, any indebtedness with outstanding principal amount of $100 million or more, or breach or default under such indebtedness that permits the holders thereof to accelerate the maturity thereof, will result in a cross-default.

The Amended and Restated Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a ratio of Consolidated Indebtedness (as defined), which has been redefined to exclude unrestricted cash and cash equivalents, to Consolidated Capitalization Ratio (as defined) of no greater than 0.65 to 1.0, as well as a minimum Interest Coverage Ratio (as defined) of not less than 3.0 to 1.0. We were in compliance with these ratios as of December 31, 2025.

The Amended and Restated Mosaic Credit Facility also contains other events of default and covenants that limit various matters. These provisions include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain sales of assets and other matters customary for credit facilities of this nature.

As of December 31, 2025 and 2024, we had no outstanding letters of credit that reduced the availability of revolving loans under the Amended and Restated Mosaic Credit Facility. The net availability for revolving borrowings under this facility was approximately $2.50 billion as of both December 31, 2025 and December 31, 2024. In 2025, unused commitment fees accrued at a rate of 0.15% through May 16, 2025, the date the credit facility was amended, and at a rate of 0.125% thereafter, resulting in total expense of $3.4 million for the year. For the years ended December 31, 2024 and 2023 unused commitment fees accrued at an average rate of 0.15%, resulting in expenses of $3.8 million in each period.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Amended and Restated Mosaic Credit Facility, under which there were no borrowings as of December 31, 2025, working capital financing arrangements and various other short-term borrowings related to our international operations in India, China and Brazil. These other short-term borrowings outstanding were $759.9 million and $847.1 million as of December 31, 2025 and 2024, respectively.

We have an inventory financing arrangement whereby we can sell up to $625 million of certain inventory for cash and subsequently repurchase the inventory at an agreed upon price and time in the future, not to exceed 180 days. Under the terms of the agreement, we may borrow up to 90% of the value of the inventory. It is later repurchased by Mosaic at the original sale price plus interest and any transaction costs. As of December 31, 2025 and 2024, we had financed inventory of $300.2 million and $199.5 million, respectively, under this arrangement, which is included in short-term debt on the Consolidated Balance Sheet.

We have Receivable Purchasing Agreements ("*RPAs*"), with banks whereby, from time-to-time, we sell certain receivables. The net face value of the purchased receivables may not exceed $500 million at any point in time. The purchase price of the receivable sold under the RPA is the face value of the receivable less an agreed upon discount. The receivables sold under the RPAs are accounted for as true sales. Upon sale, these receivables are removed from the Consolidated Balance Sheets. Cash received is presented as cash provided by operating activities in the Consolidated Statements of Cash Flows.

The Company sold approximately $668.9 million and $430.7 million during 2025 and 2024, respectively, of accounts receivable under these arrangements. Discounts on sold receivables were not material for any period presented. Following the sale to the banks, we continue to service the collection of the receivables on behalf of the banks without further consideration. As of December 31, 2025 and 2024, there was no amount outstanding to be remitted to the bank. Any outstanding amount would be classified in accrued liabilities on the Consolidated Balance Sheets. Cash collected and remitted is presented as cash used in financing activities in the Consolidated Statements of Cash Flows.

We have a commercial paper program which allows us to issue unsecured commercial paper notes with maturities that vary, but do not exceed 397 days from the date of issue, up to a maximum aggregate face or principal amount outstanding at any time of $2.5 billion. We plan to use the revolving credit facility as a liquidity backstop for borrowings under the commercial paper program. As of December 31, 2025, we had $459.5 million outstanding under this program, with a weighted average interest rate of 3.99% and a remaining average term of 10 days. As of December 31, 2024, we had $609.2 million outstanding under this program, with a weighted average interest rate of 4.74% and a remaining average term of 10 days.

We had additional outstanding bilateral letters of credit of $64.6 million as of December 31, 2025, which includes $50.0 million as required by the 2015 Consent Decrees as described further in Note 14 of our Consolidated Financial Statements.

Long-Term Debt, including Current Maturities

On, November 10, 2025, we issued new senior notes consisting of $500 million aggregate principal amount of 4.350% due 2029 and $400 million aggregate principal amount of 4.60% due 2030 (the "*Senior Notes of 2025*"). We have the following additional senior notes outstanding: $700 million aggregate principal amount of 4.050% senior notes due 2027 (the "*Senior Notes of 2017*"), $400 million aggregate principal amount of 5.375% due 2028 (the "*Senior Notes of 2023*"); and $500 million aggregate principal amount of 5.45% senior notes due 2033 and $600 million aggregate principal amount of 5.625% senior notes due 2043 (collectively, the "*Senior Notes of 2013*"); and $300 million aggregate principal amount of 4.875% senior notes due 2041 (the "*Senior Notes of 2011*").

The Senior Notes of 2011, the Senior Notes of 2013, the Senior Notes of 2017, the Senior Notes of 2023 and the Senior Notes of 2025 are Mosaic's senior unsecured obligations and rank equally in right of payment with Mosaic's existing and future senior unsecured indebtedness. The indenture governing these notes contains restrictive covenants limiting debt secured by liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets, as well as other events of default.

In May 2023, we entered into a ten year senior unsecured term loan facility pursuant to which we can draw up to $700 million. The term loan matures on May 18, 2033. We may voluntarily prepay the outstanding principal without premium or penalty. As of December 31, 2025 and 2024, $570 million has been drawn under this facility. Interest rates for the term loan are variable and are based on the Secured Overnight Financing Rate ("*SOFR*") plus credit spread adjustments.

A debenture issued by Mosaic Global Holdings, Inc., one of our consolidated subsidiaries, due in 2028 (the "*2028 Debenture*"), is outstanding as of December 31, 2025, with a balance of $147.1 million. The indenture governing the 2028 Debenture also contains restrictive covenants limiting debt secured by liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets, as well as events of default. The obligations under the 2028 Debenture are guaranteed by the Company and several of its subsidiaries.

Long-term debt primarily consists of unsecured notes, unsecured debentures, our term loan, finance leases, and secured notes. Long-term debt as of December 31, 2025 and 2024, respectively, consisted of the following:

(in millions)			Maturity Date	2025	Combination Fair Market Value Adjustment	Discount on Notes Issuance		2024	Combination Fair Market Value Adjustment	Discount on Notes Issuance	
Unsecured notes	4.05% - 5.63%	5.26%	2027-2043	$ 3,400.0	$ —	$ (5.6)	$ 3,394.4	$ 2,500.0	$ —	$ (5.1)	$ 2,494.9
Unsecured debentures	7.30%	7.19%	2028	147.1	0.2	—	147.3	147.1	0.3	—	147.4
Term Loan	30 Day SOFR	6.27%	2033	570.0	—	—	570.0	570.0	—	—	570.0
Finance leases	0.77% - 13.02%	7.82%	2026-2034	176.0	—	—	176.0	144.8	—	—	144.8
Other[a]	6.53% - 8.00%	5.00%	2026-2027	3.3	3.0	—	6.3	17.1	3.4	—	20.5
Total long-term debt				4,296.4	3.2	(5.6)	4,294.0	3,379.0	3.7	(5.1)	3,377.6
Less current portion				43.0	0.8	(0.7)	43.1	45.4	0.4	(0.5)	45.3
Total long-term debt, less current maturities				$ 4,253.4	$ 2.4	$ (4.9)	$ 4,250.9	$ 3,333.6	$ 3.3	$ (4.6)	$ 3,332.3

[a] Includes deferred financing fees related to our long-term debt.

Scheduled maturities of long-term debt are as follows for the periods ending December 31:

(in millions)

2026	$	43.1
2027		727.4
2028		575.2
2029		569.1
2030		404.3
Thereafter		1,974.9
Total	$	4,294.0

Structured Accounts Payable Arrangements

In Brazil, we finance some of our potash-based fertilizer, sulfur, ammonia and other raw material product purchases through third-party contractual arrangements. These arrangements provide that the third-party intermediary advance the amount of the scheduled payment to the vendor, less an appropriate discount, at a scheduled payment date and Mosaic makes payment to the third-party intermediary at dates ranging from 119 to 193 days from date of shipment. At December 31, 2025 and 2024, these structured accounts payable arrangements were $480.1 million and $402.3 million, respectively. Payments and proceeds rollforward information on structured payable arrangements are provided on the Consolidated Statements of Cash Flows. During 2025 and 2024, the interest expense component of such programs were $21.9 million and $22.9 million, respectively.

Intercompany Loans

A portion of our debt is denominated in Brazilian reals. We manage the net foreign currency exposure created by this debt through various means, including the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future. Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income (loss).

12. MARKETABLE SECURITIES HELD IN TRUSTS

In August 2016, Mosaic deposited $630 million into two trust funds (together, the "***RCRA Trusts***") created to provide additional financial assurance in the form of cash for the estimated costs ("***Gypstack Closure Costs***") of closure and long-term care of our Florida and Louisiana phosphogypsum management systems ("***Gypstacks***"), as described further in Note 14 of our Notes to Consolidated Financial Statements. Our actual Gypstack Closure Costs are generally expected to be paid by us in the normal course of our Phosphate business; however, funds held in each of the RCRA Trusts can be drawn by the applicable governmental authority in the event we cannot perform our closure and long-term care obligations. When our estimated Gypstack Closure Costs with respect to the facilities associated with a RCRA Trust are sufficiently lower than the amount on deposit in that RCRA Trust, we have the right to request that the excess funds be released to us. The same is true for the RCRA Trust balance remaining after the completion of our obligations, which will be performed over a period that may not end until three decades or more after a Gypstack has been closed. The investments held by the RCRA Trusts are managed by independent investment managers with discretion to buy, sell and invest pursuant to the objectives and standards set forth in the related trust agreements. Amounts reserved to be held or held in the RCRA Trusts (including losses or reinvested earnings) are included in other assets on our Consolidated Balance Sheets.

The RCRA Trusts hold investments, which are restricted from our general use, in marketable debt securities classified as available-for-sale and are carried at fair value. As a result, unrealized gains and losses are included in other comprehensive income until realized, unless it is determined that the entire unamortized cost basis of the investment is not expected to be recovered. A credit loss would then be recognized in operations for the amount of the expected credit loss. As of December 31, 2025, we expect to recover our amortized cost on all available-for-sale securities and have not established an allowance for credit loss.

We review the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. We determine the fair market values of our available-for-sale securities and certain other assets based on the fair value hierarchy described below:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The estimated fair value of the investments in the RCRA Trusts as of December 31, 2025 and December 31, 2024 are as follows:

| (in millions) | December 31, 2025 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Level 1				
Cash and cash equivalents	$ 4.8	$ —	$ —	$ 4.8
Level 2				
Corporate debt securities	218.8	3.4	(2.8)	219.4
Municipal bonds	208.3	3.9	(1.3)	210.9
U.S. government bonds	308.7	—	(0.5)	308.2
Total	$ 740.6	$ 7.3	$ (4.6)	$ 743.3

| (in millions) | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Level 1				
Cash and cash equivalents	$ 3.1	$ —	$ —	$ 3.1
Level 2				
Corporate debt securities	203.3	0.8	(6.8)	197.3
Municipal bonds	210.8	0.7	(4.0)	207.5
U.S. government bonds	295.1	—	(7.8)	287.3
Total	$ 712.3	$ 1.5	$ (18.6)	$ 695.2

The following tables show gross unrealized losses and fair values of the RCRA Trusts' available-for-sale securities that have been in a continuous unrealized loss position for which an allowance for credit losses has not been recorded as of December 31, 2025 and December 31, 2024.

| | December 31, 2025 | | December 31, 2024 | |
Securities that have been in a continuous loss position for less than 12 months *(in millions)*:	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$ 17.0	$ (0.2)	$ 53.4	$ (0.7)
Municipal bonds	14.0	—	102.4	(1.7)
U.S. government bonds	306.2	(0.5)	280.9	(7.8)
Total	$ 337.2	$ (0.7)	$ 436.7	$ (10.2)

| | December 31, 2025 | | December 31, 2024 | |
Securities that have been in a continuous loss position for more than 12 months *(in millions)*:	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$ 48.3	$ (2.7)	$ 81.3	$ (6.1)
Municipal bonds	40.2	(1.2)	55.6	(2.3)
U.S. government bonds	—	—	—	—
Total	$ 88.5	$ (3.9)	$ 136.9	$ (8.4)

The following table summarizes the balance by contractual maturity of the available-for-sale debt securities invested by the RCRA Trusts as of December 31, 2025. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations before the underlying contracts mature.

(in millions)	December 31, 2025
Due in one year or less	$ 13.1
Due after one year through five years	308.6
Due after five years through ten years	373.8
Due after ten years	43.0
Total debt securities	$ 738.5

For the year ended December 31, 2025, realized gains and (losses) were $10.4 million and $(8.9) million, respectively. For the year ended December 31, 2024, realized gains and (losses) were $17.5 million and $(15.1) million, respectively and for the year ended December 31, 2023, realized gains and (losses) were $9.5 million and $(28.9) million, respectively.

13. INCOME TAXES

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (loss) before income taxes for 2025, 2024 and 2023 consisted of the following:

(in millions)	Years Ended December 31,					
		2025		2024		2023
Domestic earnings	$	159.5	$	(557.8)	$	121.6
Foreign earnings		1,053.4		873.2		1,204.3
Earnings (loss) from consolidated companies before income taxes	$	1,212.9	$	315.4	$	1,325.9

The provision for income taxes for 2025, 2024 and 2023 consisted of the following:

(in millions)	Years Ended December 31,					
		2025		2024		2023
Current:						
Federal	$	42.1	$	(11.7)	$	86.4
State		3.3		10.7		1.5
Non-U.S.		331.5		339.2		357.4
Total current		376.9		338.2		445.3
Noncurrent:						
Federal	$	(1.9)	$	(0.1)	$	0.3
State		9.4		—		—
Non-U.S.		(1.8)		(10.8)		(3.0)
Total noncurrent		5.7		(10.9)		(2.7)
Deferred:						
Federal	$	(1.4)	$	(41.7)	$	(35.4)
State		7.5		(29.0)		(4.2)
Non-U.S.		251.1		(69.9)		(226.0)
Total deferred		257.2		(140.6)		(265.6)
Total:						
Federal	$	38.8	$	(53.5)	$	51.3
State		20.2		(18.3)		(2.7)
Non-U.S.		580.8		258.5		128.4
Provision for income taxes	$	639.8	$	186.7	$	177.0

The table below provides the updated requirements of ASU 2023-09 for 2025. The effects of significant adjustments to tax computed at the federal statutory rate were as follows:

(in millions)	Years Ended December 31, 2025	
	Amount	Percent
Computed tax at the U.S. federal statutory rate	$ 254.7	21.0 %
State and local income taxes, net of federal income tax effect[1]	14.5	1.2 %
Effect of changes in tax laws or rates enacted in the current period	—	— %
Effect of cross-border tax laws		
U.S. tax on Canadian branches, net of credits	(95.5)	(7.9)%
Global Intangible Low-Taxed Income, net of credits	42.3	3.5 %
Other	23.1	1.9 %
Tax credits		
U.S. general basket foreign tax credits	(45.4)	(3.7)%
Other	(7.3)	(0.6)%
Changes in valuation allowances	101.8	8.4 %
Nontaxable or nondeductible items		
Percentage depletion in excess of basis	(20.5)	(1.7)%
Corporate expenses paid on behalf of foreign subsidiaries	15.5	1.3 %
Other	10.7	0.9 %
Foreign tax effects		
Brazil		
Book loss on sale of the Taquari mine	22.3	1.8 %
Changes in valuation allowances	207.3	17.1 %
Other	53.7	4.4 %
Withholding tax on interest	18.7	1.5 %
Canada		
Statutory tax rate difference between Canada and U.S.	(40.1)	(3.3)%
Provincial taxes	68.1	5.6 %
Other	(14.7)	(1.2)%
Withholding tax on dividends	14.1	1.2 %
Peru		
Statutory tax rate difference between Peru and U.S.	14.3	1.2 %
Other	15.4	1.3 %
Other foreign jurisdictions	7.7	0.6 %
Worldwide changes in unrecognized tax benefits	(3.1)	(0.3)%
Other Adjustments		
Domestic federal		
Estimated loss on sale of Carlsbad	(24.3)	(2.0)%
Other	6.5	0.5 %
Effective tax rate	$ 639.8	52.7 %

[1]State taxes in Minnesota made up the majority (greater than 50 percent) of the tax effect in this category.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

	Years Ended December 31,	
(in millions)	**2024**	**2023**
Computed tax at the U.S. federal statutory rate	21.0 %	21.0 %
State and local income taxes, net of federal income tax benefit	(5.7)%	0.4 %
Percentage depletion in excess of basis	(13.8)%	(4.9)%
Impact of non-U.S. earnings	23.8 %	8.7 %
Change in valuation allowance	13.0 %	(1.7)%
Non-U.S. incentives	(42.6)%	(11.5)%
Withholding tax	13.6 %	6.3 %
U.S. general basket foreign tax credits	(12.6)%	(4.0)%
Tax legislation change impacts	(5.7)%	(1.6)%
Undistributed earnings	33.0 %	2.2 %
Tax on dividends, deemed dividends, and GILTI	16.2 %	0.7 %
Nondeductible expenses	20.0 %	0.2 %
Other items (none in excess of 5% of computed tax)	(1.0)%	(2.5)%
Effective tax rate	59.2 %	13.3 %

2025 Effective Tax Rate

In the year ended December 31, 2025, there were two items impacting the effective tax rate: 1) items attributable to ordinary business operations during the year, and 2) other items specific to the period.

The tax impact of our ordinary business operations is affected by the mix of earnings across jurisdictions in which we operate, by a benefit associated with depletion, changes in valuation allowances and by the impact of certain entities being taxed in both their foreign jurisdiction and the U.S., including foreign tax credits for various taxes incurred.

For the year ended December 31, 2025, tax expense specific to the period included a net expense of $189.3 million. The net expense relates to the following: $212.1 million primarily related to changes to valuation allowances in Brazil, $6.4 million related to share-based excess benefit, $23.3 million related to adjustments to accrued foreign tax credits, and $4.0 million related to other miscellaneous expenses. The tax expenses are partially offset by a net tax benefit related to the tax effects of one-time notable items booked as discrete of $54.2 million, and the true-up of estimates from our U.S. and non-U.S. tax return provisions of $2.3 million.

2024 Effective Tax Rate

In the year ended December 31, 2024, there were two items impacting the effective tax rate: 1) items attributable to ordinary business operations during the year, and 2) other items specific to the period.

The tax impact of our ordinary business operations is affected by the mix of earnings across jurisdictions in which we operate, by a benefit associated with depletion, changes in valuation allowances and by the impact of certain entities being taxed in both their foreign jurisdiction and the U.S., including foreign tax credits for various taxes incurred.

For the year ended December 31, 2024, tax expense specific to the period included a net expense of $125.9 million. The net expense relates to the following: $99.9 million related to the impact of accruing withholding tax expense on expected foreign distributions associated with changes in management's indefinite reinvestment assertion on select foreign earnings under ASC 740-30 (formerly APB 23), $7.1 million related to true-up of estimates from our U.S. and non-U.S. tax return provisions, $24.2 million related to changes to valuation allowances in Brazil, the Netherlands and the U.S., $4.0 million related to share-based excess benefit, $2.5 million related to changes in tax rates and $6.2 million related to other miscellaneous expenses. The tax expenses are partially offset by a net tax benefit related to changes in U.S. state tax law of $18.1 million.

2023 Effective Tax Rate

In the year ended December 31, 2023, there were two items impacting the effective tax rate: 1) items attributable to ordinary business operations during the year, and 2) other items specific to the period.

The tax impact of our ordinary business operations is affected by the mix of earnings across jurisdictions in which we operate, by a benefit associated with depletion, by a benefit associated with non-U.S. incentives, changes in valuation allowances, and by the impact of certain entities being taxed in both their foreign jurisdiction and the U.S., including foreign tax credits for various taxes incurred.

Tax expense specific to the period included a net benefit of $43.4 million. The net benefit relates to the following: $38.1 million related to true-up of estimates primarily related to our U.S. tax return, $24.4 million related to changes to valuation allowances in Brazil, and $11.6 million related to an increase in a U.S. deferred tax asset. The tax benefits are partially offset by a net tax cost of $29.3 million related to income tax expense on undistributed earnings and $1.4 million of other miscellaneous costs.

Net cash paid (refunds received) for income taxes consisted of the following:

(in millions)	Years Ended December 31,		
	2025	2024	2023
U.S. federal	$ (10.8)	$ —	$ —
U.S. state and local	7.0	—	—
Foreign			
Canada federal	148.7	—	—
Saskatchewan	80.5	—	—
Canada other provincial	4.3	—	—
Peru	53.7	—	—
Brazil	19.5	—	—
Other	18.4	—	—
Cash paid (refunds received) for income taxes (prior to ASU 2023-09)	—	337.0	385.6
Net cash paid (refunds received) for income taxes	$ 321.3	$ 337.0	$ 385.6

Deferred Tax Liabilities and Assets

Significant components of our deferred tax liabilities and assets were as follows as of December 31:

(in millions)	December 31, 2025		December 31, 2024	
Deferred tax liabilities:				
Depreciation and amortization	$	601.9	$	614.5
Depletion		593.5		573.4
Partnership tax basis differences		63.5		80.6
Undistributed earnings of non-U.S. subsidiaries		47.4		84.4
Other liabilities		61.8		78.6
Total deferred tax liabilities	$	1,368.1	$	1,431.5
Deferred tax assets:				
Capital loss carryforwards		12.3		15.0
Foreign tax credit carryforwards		1,553.2		1,431.8
Net operating loss carryforwards		479.8		450.6
Pension plans and other benefits		17.7		13.9
Asset retirement obligations		538.2		547.4
Disallowed interest expense under §163(j)		24.7		20.3
Other assets		418.9		497.3
Subtotal		3,044.8		2,976.3
Valuation allowance		1,866.0		1,529.3
Net deferred tax assets		1,178.8		1,447.0
Net deferred tax assets/(liabilities)	$	(189.3)	$	15.5

We have certain non-U.S. entities that are taxed in both their local jurisdiction and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of December 31, 2025 and 2024, these non-U.S. deferred taxes are offset by approximately $202.5 million and $199.6 million, respectively, of anticipated foreign tax credits included within our depreciation and depletion components of deferred tax liabilities above. We have recorded a valuation allowance against the anticipated foreign tax credits of $202.5 million and $199.6 million for December 31, 2025 and 2024, respectively.

Tax Carryforwards

As of December 31, 2025, we had estimated carryforwards for tax purposes as follows: net operating losses of $1.8 billion, capital losses of $51.9 million, foreign tax credits of $1.6 billion and $3.6 million of non-U.S. business credits. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code, and in certain cases, provisions of foreign law. Approximately $1.2 billion of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The Company established a valuation allowance against a portion of Brazil's net operating loss carryforwards and other deferred tax assets of $261 million as of December 31, 2025 based on the likelihood that the net operating losses will not be used in the future. The majority of the remaining net operating loss carryforwards relate to U.S. federal and certain U.S. states and can be carried forward indefinitely. Of the $1.6 billion of foreign tax credits, approximately $320.8 million relates to general basket foreign tax credits of which $228.1 million have an expiration date of 2026, approximately $16.2 million have an expiration date of 2029, approximately $14.7 million have an expiration date of 2030, approximately $31.1 million have an expiration date of 2034, and approximately $30.7 million have an expiration date of 2035. The realization of our foreign tax credit carryforwards is dependent on market conditions, tax law changes and other business outcomes including our ability to generate certain types of taxable income in the future. Due to current business operations and future forecasts, the Company has determined that no valuation allowance is required on its general basket foreign tax credits. As a result of changes in U.S. tax law due to the Tax Cuts and Jobs Act, the Company recorded valuation allowances against its branch basket foreign tax credits of $1.2 billion as of December 31, 2025.

As of December 31, 2025, we have not recognized a deferred tax liability for un-remitted earnings from certain foreign operations because we believe our subsidiaries have invested the undistributed earnings indefinitely, or the earnings will be remitted in a tax-neutral transaction. It is not practicable for us to determine the amount of unrecognized deferred tax liability on these reinvested earnings. As part of the accounting for the Tax Cuts and Jobs Act, we recorded local country withholding taxes related to certain entities from which we began repatriating undistributed earnings and will continue to record local country withholding taxes, including foreign exchange impacts, on all future earnings.

Valuation Allowance

In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. Changes in deferred tax asset valuation allowances typically impact income tax expense.

For the year ended December 31, 2025, the valuation allowance increased by $336.7 million, of which a $110.8 million increase related to changes in the valuation allowance to U.S. branch foreign tax credits, $229.6 million related to changes in valuation allowances and currency translation in Brazil and a $5.3 million increase related to changes in valuation allowances in Peru. These increases to the valuation allowance were partially offset by a decrease of $1.5 million related to changes in the valuation allowance to U.S. state net operating losses and tax credits, $6.0 million related to changes in valuation allowances in Canada and $1.5 million related to changes in valuation allowances in other foreign jurisdictions.

For the year ended December 31, 2024, the valuation allowance increased by $107.4 million, of which a $105.4 million increase related to changes in the valuation allowance to U.S. branch foreign tax credits, $11.3 million related to changes in the valuation allowance to U.S. state net operating losses and tax credits and a $2.8 million increase related to changes in valuation allowances in Canada. These increases to the valuation allowance were partially offset by a decrease of $9.0 million related to changes in valuation allowances and currency translation in Brazil and $3.1 million changes in valuation allowances in other foreign jurisdictions.

For the year ended December 31, 2023, the valuation allowance increased by $512.0 million, of which a $531.0 million increase related to changes in the valuation allowance to U.S. branch foreign tax credits, and a $0.2 million increase related to changes in valuation allowances in other foreign jurisdictions. These increases to the valuation allowance were partially offset by a decrease of $12.7 million related to changes in valuation allowances and currency translation in Brazil and $6.5 million changes in valuation allowances in other foreign jurisdictions.

Changes to our income tax valuation allowance were as follows:

		Years Ended December 31,				
(in millions)		2025		2024		2023
Income tax valuation allowance, related to deferred income taxes						
Balance at beginning of period	$	1,529.3	$	1,421.9	$	909.9
Charges or (reductions) to costs and expenses		336.7		107.4		512.0
Balance at end of period	$	1,866.0	$	1,529.3	$	1,421.9

Uncertain Tax Positions

Accounting for uncertain income tax positions is determined by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. This minimum threshold is that a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related

appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement.

During 2025, gross unrecognized tax benefits increased to $1.4 billion. The increase is primarily related to establishing an unrecognized tax benefit on a potential tax loss in the U.S. associated with the expected divestiture of the Taquari mine that was acquired as part of the Vale acquisition. In December, the Company applied to the Internal Revenue Services' Pre-Filing Agreement Program to evaluate the amount and nature of the loss. If recognized, approximately $1.4 billion in unrecognized tax benefits would affect our effective tax rate, other deferred tax assets, and net earnings in future periods.

A summary of gross unrecognized tax benefit activity is as follows:

		Years Ended December 31,		
(in millions)		2025	2024	2023
Gross unrecognized tax benefits, beginning of period	$	14.2	$ 25.8	$ 25.2
Gross increases:				
Prior period tax positions		—	—	0.9
Current period tax positions		1,401.1	1.6	3.0
Gross decreases:				
Prior period tax positions		(2.3)	(11.5)	(3.8)
Currency translation		0.5	(1.7)	0.5
Gross unrecognized tax benefits, end of period	$	1,413.5	$ 14.2	$ 25.8

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. Interest and penalties accrued in our Consolidated Balance Sheets as of December 31, 2025 and 2024 were $6.0 million and $5.4 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheets.

Open Tax Periods

We operate in multiple tax jurisdictions, both within the U.S. and outside the U.S., and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2022.

Mosaic is continually under audit by various tax authorities in the normal course of business. Such tax authorities may raise issues contrary to positions taken by the Company. If such positions are ultimately not sustained by the Company, this could result in material assessments to the Company. The costs related to defending, if needed, such positions on appeal or in court may be material. The Company believes that any issues considered are properly accounted for.

We are currently under audit by the Internal Revenue Service for the tax years ended December 31, 2022 and December 31, 2023. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations other than the amounts discussed above.

14. ASSET RETIREMENT OBLIGATIONS

We recognize our estimated ARO's in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset. We depreciate the tangible asset over its estimated useful life. The liability is adjusted in subsequent periods through accretion expense which represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold for operating facilities and other operating expense for indefinitely closed facilities.

Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in Gypstacks to neutralize acidity; (iii) close and monitor Gypstacks at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility; (vi) decommission

facilities, manage tailings and execute site reclamation at our Saskatchewan potash mines at the end of their useful lives; (vii) decommission mines in Brazil and Peru; and (viii) decommission plant sites and closed Gypstacks in Brazil. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

(in millions)	Years Ended December 31,	
	2025	2024
AROs, beginning of period	$ 2,572.2	$ 2,213.4
Liabilities incurred	22.7	29.8
Liabilities settled	(288.9)	(253.8)
Accretion expense	129.7	111.2
Revisions in estimated cash flows	190.5	541.4
Foreign currency translation	37.8	(69.8)
Held for sale/disposed	(62.1)	—
AROs, end of period	2,601.9	2,572.2
Less current portion	271.3	352.8
Non-current portion of AROs	$ 2,330.6	$ 2,219.4

North America Gypstack Closure Costs

A majority of our ARO relates to Gypstack Closure Costs in Florida and Louisiana. For financial reporting purposes, we recognize our estimated Gypstack Closure Costs at their present value. This present value determined for financial reporting purposes is reflected on our Consolidated Balance Sheets in accrued liabilities and other non-current liabilities. As of December 31, 2025 and 2024, the present value of our North American Gypstack Closure Costs ARO reflected in our Consolidated Balance Sheet was approximately $1.5 billion, respectively.

As discussed below, we have arrangements to provide financial assurance for the estimated Gypstack Closure Costs associated with our facilities in Florida and Louisiana.

EPA RCRA Initiative. On September 30, 2015, we and our subsidiary, Mosaic Fertilizer, LLC ("***Mosaic Fertilizer***"), reached agreements with the U.S. Environmental Protection Agency ("***EPA***"), the U.S. Department of Justice ("***DOJ***"), the Florida Department of Environmental Protection ("***FDEP***") and the Louisiana Department of Environmental Quality on the terms of two consent decrees (collectively, the "***2015 Consent Decrees***") to resolve claims relating to our management of certain waste materials onsite at our Riverview, New Wales, Green Bay, South Pierce and Bartow fertilizer manufacturing facilities in Florida and our Faustina and Uncle Sam facilities in Louisiana. This followed a 2003 announcement by the EPA Office of Enforcement and Compliance Assurance that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act ("***RCRA***") and related state laws. As discussed below, a separate consent decree was previously entered into with the EPA and the FDEP with respect to RCRA compliance at the Plant City Facility that we acquired as part of our acquisition of the Florida phosphate assets and assumption of certain related liabilities of CF Industries, Inc. ("***CF***").

The remaining monetary obligations under the 2015 Consent Decrees include a provision of additional financial assurance for the estimated Gypstack Closure Costs for Gypstacks at the covered facilities. The RCRA Trusts are discussed in Note 12 to our Consolidated Financial Statements. In addition, we have agreed to guarantee the difference between the amounts held in each RCRA Trust (including any earnings) and the estimated closure and long-term care costs.

As of December 31, 2025 the undiscounted amount of our Gypstack Closure Costs ARO associated with the facilities covered by the 2015 Consent Decrees, determined using the assumptions used for financial reporting purposes, was approximately $2.3 billion, and the present value of our Gypstack Closure Costs ARO reflected in our Consolidated Balance Sheet for those facilities was approximately $1.1 billion.

Plant City and Bonnie Facilities. As part of the CF Phosphate Assets Acquisition, we assumed certain AROs related to Gypstack Closure Costs at both the Plant City Facility and a closed Florida phosphate concentrates facility in Bartow, Florida (the "***Bonnie Facility***") that we acquired. Associated with these assets are two related financial assurance arrangements for

which we became responsible and that provided sources of funds for the estimated Gypstack Closure Costs for these facilities. Pursuant to federal or state laws, the applicable government entities are permitted to draw against such amounts in the event we cannot perform such closure activities. One of the financial assurance arrangements was initially a trust (the "***Plant City Trust***") established to meet the requirements under a consent decree with the EPA and the FDEP with respect to RCRA compliance at the Plant City Facility. The Plant City Trust also satisfied Florida financial assurance requirements at that site. Beginning in September 2016, as a substitute for the financial assurance provided through the Plant City Trust, we have provided financial assurance for the Plant City Facility in the form of a surety bond (the "***Plant City Bond***"). The amount of the Plant City Bond is $337.6 million, which reflects our closure cost estimates as of December 31, 2025. The other financial assurance arrangement was also a trust fund (the "***Bonnie Facility Trust***") established to meet the requirements under Florida financial assurance regulations that apply to the Bonnie Facility. In July 2018, we received $21.0 million from the Bonnie Facility Trust by substituting for the trust fund a financial test mechanism ("***Bonnie Financial Test***") supported by a corporate guarantee as allowed by state regulations. Both financial assurance funding obligations require estimates of future expenditures that could be impacted by refinements in scope, technological developments, new information, cost inflation, changes in regulations, discount rates and the timing of activities. Under our current approach to satisfying applicable requirements, additional financial assurance would be required in the future if increases in cost estimates exceed the face amount of the Plant City Bond or the amount supported by the Bonnie Financial Test.

As of December 31, 2025 and 2024, the aggregate amounts of AROs associated with the combined Plant City Facility and Bonnie Facility Gypstack Closure Costs included in our consolidated balance sheet were $387.9 million and $368.7 million, respectively. The aggregate amount represented by the Plant City Bond exceeds the present value of the aggregate amount of ARO associated with that facility. This is because the amount of financial assurance we are required to provide represents the aggregate undiscounted estimated amount to be paid by us in the normal course of our Phosphate business over a period that may not end until three decades or more after the Gypstack has been closed, whereas the ARO included in our Consolidated Balance Sheet reflects the discounted present value of those estimated amounts.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We periodically enter into derivatives to mitigate our exposure to foreign currency risks, interest rate movements and the effects of changing commodity prices. We record all derivatives on the Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by using quoted market prices, third-party comparables or internal estimates. We net our derivative asset and liability positions when we have a master netting arrangement in place. Changes in the fair value of the foreign currency, commodity and freight derivatives are immediately recognized in earnings. As of December 31, 2025 and 2024, the gross asset position of our derivative instruments was $3.3 million and $3.1 million, respectively, and the gross liability position of our liability instruments was $2.7 million and $87.8 million, respectively.

We do not apply hedge accounting treatments to our foreign currency exchange contracts, commodities contracts or freight contracts. Unrealized gains and (losses) on foreign currency exchange contracts used to hedge cash flows related to the production of our products are included in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gains and (losses) on commodities contracts and certain forward freight agreements are also recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gains or (losses) on foreign currency exchange contracts used to hedge cash flows that are not related to the production of our products are included in the foreign currency transaction gain/(loss) caption in the Consolidated Statements of Earnings.

From time to time, we enter into fixed-to-floating interest rate contracts. We apply fair value hedge accounting treatment to these contracts. Under these arrangements we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The mark-to-market of these fair value hedges is recorded as gains or (losses) in interest expense. We had no fixed-to-floating interest rate swap agreements in effect as of December 31, 2025 and 2024.

The following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units)

Instrument	Derivative Category	Unit of Measure	December 31, 2025	December 31, 2024
Foreign currency derivatives	Foreign Currency	U.S. Dollars	433.3	1,377.3
Natural gas derivatives	Commodity	MM BTU	0.9	2.5

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that are governed by International Swap and Derivatives Association agreements with the counterparties. These agreements contain provisions that allow us to settle for the net amount between payments and receipts, and also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position as of December 31, 2025 and 2024 was $0.6 million and $58.1 million, respectively. We have no cash collateral posted in association with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2025 we would have been required to post an additional $0.5 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

Financial instruments that may subject us to concentrations of credit risk consist primarily of derivatives, cash and cash equivalents and accounts receivable. We enter into foreign exchange, certain commodity and interest rate derivatives, and place our cash and cash equivalents with a diversified group of highly rated counterparties. We have a diverse base of customers to which we grant credit terms in the normal course of business which are designed to mitigate concentrations of credit risk. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We manage our exposure to counterparty credit risk through specific minimum credit standards, establishing credit limits, diversification of counterparties, monitoring procedures and utilization of credit insurance or cash collateral in certain circumstances. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, material losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

16. FAIR VALUE MEASUREMENTS

Following is a summary of the valuation techniques for assets and liabilities recorded in our Consolidated Balance Sheets at fair value on a recurring basis:

Foreign Currency Derivatives–The foreign currency derivative instruments that we currently use are forward contracts and zero-cost collars, which typically expire within 18 months. Most of the valuations are adjusted by a forward yield curve or interest rates. In such cases, these derivative contracts are classified within Level 2. Some valuations are based on exchange-quoted prices, which are classified as Level 1. As of December 31, 2025, our foreign currency contracts were Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold in our Corporate, Eliminations and Other segment or foreign currency transaction gain (loss). As of December 31, 2025 and 2024, the gross asset position of our foreign currency derivative instruments was $3.3 million and $3.1 million, respectively, and the gross liability position of our foreign currency derivative instruments was $2.3 million and $86.1 million, respectively and is included in Accrued Liabilities in the Consolidated Balance Sheets.

Commodity Derivatives–The commodity contracts primarily relate to natural gas. The commodity derivative instruments that we currently use are forward purchase contracts, swaps and three-way collars. The natural gas contracts settle using NYMEX futures or AECO price indexes, which represent fair value at any given time. The contracts' maturities and settlements are scheduled for future months and settlements are scheduled to coincide with anticipated gas purchases during those future periods. Quoted market prices from NYMEX and AECO are used to determine the fair value of these instruments. These market prices are adjusted by a forward yield curve and are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold in our Corporate, Eliminations and Other segment. As of December 31, 2025 and 2024, the gross asset position of our commodity

derivative instruments was zero, and the gross liability position of our commodity derivative instruments was $0.4 million and $1.7 million, respectively.

Interest Rate Derivatives–We manage interest expense through interest rate contracts to convert a portion of our fixed-rate debt into floating-rate debt. From time to time, we also enter into interest rate swap agreements to hedge our exposure to changes in future interest rates related to anticipated debt issuances. Valuations are based on external pricing sources and are classified as Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of interest expense. We did not hold any interest rate derivative positions as of December 31, 2025 or 2024.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	December 31,				
	2025		2024		
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	
Cash and cash equivalents	$ 276.6	$ 276.6	$ 272.8	$ 272.8	
Accounts receivable	1,078.6	1,078.6	1,113.3	1,113.3	
Equity securities	1,804.2	1,804.2	1,486.8	1,486.8	
Accounts payable	1,171.9	1,171.9	1,156.5	1,156.5	
Structured accounts payable arrangements	480.1	480.1	402.3	402.3	
Short-term debt	759.9	759.9	847.1	847.1	
Long-term debt, including current portion	4,294.0	4,311.0	3,377.6	3,324.1	

For cash and cash equivalents, accounts receivable, net, accounts payable, structured accounts payable arrangements and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. Equity securities represent our Ma'aden shares and are carried at fair value based on the unadjusted quoted price on the Saudi Exchange (Tadawul), which results in a Level 1 classification. For more information on the Ma'aden shares, see Note 9 of our Notes to Consolidated Financial Statements. Included in long-term debt is floating rate debt of $570 million. Our floating rate debt is non-public and bears a variable SOFR based rate and consists of our borrowings under our term loan facility. The fair value of our floating rate debt approximates the carrying value and is estimated based on market-based inputs including interest rates and credit spreads, which results in a Level 2 classification. The fair value of fixed rate long-term debt, including the current portion, is estimated using quoted market prices for the publicly registered notes and debentures, classified as Level 1 and Level 2, respectively, within the fair value hierarchy, depending on the market liquidity of the debt. For information regarding the fair value of our marketable securities held in trusts, see Note 12 of our Notes to Consolidated Financial Statements.

17. GUARANTEES AND INDEMNITIES

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with reclamation and closure obligations, commodity sale and purchase agreements and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches by Mosaic of representations, warranties and covenants set forth in these agreements. In many cases, we are essentially guaranteeing our own performance, in which case the guarantees do not fall within the scope of the accounting and disclosures requirements under U.S. GAAP. Our maximum potential exposure under our indemnification arrangements can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them. For these guarantees and indemnities, we may not be able to estimate what our liability would be until a claim is made for payment or performance due to the contingent nature of these arrangements. Based on our current understanding of the relevant facts, we do not believe that we will be required to make any material payments under these indemnity provisions.

18. PENSION PLANS AND OTHER BENEFITS

We sponsor pension and postretirement benefits through a variety of plans, including defined benefit plans, defined contribution plans and postretirement benefit plans in North America and certain of our international locations. We reserve the right to amend, modify or terminate the Mosaic sponsored plans at any time, subject to provisions of the Employee Retirement Income Security Act of 1974 ("*ERISA*"), prior agreements and our collective bargaining agreements.

Defined Benefit

We sponsor various defined benefit pension plans in Canada, which are closed to new participants. Benefits are based on different combinations of years of service and compensation levels, depending on the plan. Generally, contributions to Canadian plans are made in accordance with the Pension Benefits Act instituted by the province of Saskatchewan. Certain employees in Canada, whose pension benefits exceed Canada Revenue Agency limitations, are covered by supplementary non-qualified, unfunded pension plans. During 2023, we terminated certain defined pension plans in Canada by transferring remaining benefit obligations for participants to a third-party insurance company under a group annuity contract. As a result of these actions, we recognized a non-cash pre-tax settlement charge of $42.4 million in our 2023 Consolidated Statements of Earnings in Other income (expense).

We sponsor various defined benefit pension plans in Brazil, and we acquired multi-employer pension plans for certain of our Brazil associates. All our pension plans are governed by the Brazilian pension plans regulatory agency, National Superintendence of Supplementary Pensions. Our Brazil plans are not individually significant to the Company's consolidated financial statements after factoring in the multi-employer pension plan indemnification that we acquired through an acquisition. We made contributions to these plans, net of indemnification, of $0.3 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively.

Accounting for Pension Plans

The year-end status of the North American pension plans was as follows:

(in millions)	Pension Plans			
	Years Ended December 31,			
		2025		2024
Change in projected benefit obligation:				
Benefit obligation at beginning of period	$	114.6	$	119.6
Service cost		2.7		3.0
Interest cost		5.2		5.5
Actuarial loss		(3.7)		0.2
Currency fluctuations		5.5		(9.4)
Benefits paid and transfers		(3.2)		(4.3)
Plan amendments		1.5		—
Projected benefit obligation at end of period	$	122.6	$	114.6
Change in plan assets:				
Fair value at beginning of period	$	146.3	$	157.1
Currency fluctuations		6.9		(12.2)
Actual return		1.1		12.8
Company contribution		0.4		(7.1)
Benefits paid and transfers		(3.3)		(4.3)
Fair value at end of period	$	151.4	$	146.3
Funded status of the plans as of the end of period	$	28.8	$	31.7
Amounts recognized in the consolidated balance sheets:				
Noncurrent assets	$	34.6	$	37.4
Current liabilities		(0.4)		(0.4)
Noncurrent liabilities		(5.4)		(5.3)
Amounts recognized in accumulated other comprehensive (income) loss				
Prior service cost	$	12.2	$	11.9
Actuarial loss		17.3		14.8

The accumulated benefit obligation for the defined benefit pension plans was $122.6 million and $114.6 million as of December 31, 2025 and 2024, respectively. In 2026, we expect the related plans to pay benefit payments of approximately $4.7 million and to contribute cash of at least $1.0 million to the pension plans to meet minimum funding requirements.

Plan Assets and Investment Strategies

The Company's overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of our pension plans. The primary investment objective is to secure the promised pension benefits through capital preservation and appreciation to better manage the asset/liability gap and interest rate risk. A secondary investment objective is to most effectively manage investment volatility to reduce the variability of the Company's required contributions. A significant amount of the assets are invested in funds that are managed by Mosaic's investment advisor and reviewed by Mosaic management. Plan assets are primarily valued based on external pricing sources and are classified as Level 2. We do not have significant concentrations of credit risk or industry sectors within the plan assets. Fair value measurements of plan assets was $151.4 million at December 31, 2025 and was invested approximately 85% in fixed income securities, 10% in equity securities, and 5% in other investment funds and cash.

Defined Contribution Plans

Eligible salaried and non-union hourly employees in the U.S. participate in a defined contribution investment plan which permits employees to defer a portion of their compensation through payroll deductions and provides matching contributions. We match 100% of the first 3% of the participant's contributed pay plus 50% of the next 3% of the participant's contributed pay, subject to Internal Revenue Service limits. Participant contributions, matching contributions and the related earnings immediately vest. Mosaic also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee's age and eligible pay. Participants are generally vested in the non-elective employer contributions after three years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Certain union employees participate in a defined contribution retirement plan based on collective bargaining agreements.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

The expense attributable to defined contribution plans in the U.S. and Canada was $63.9 million, $60.8 million and $61.7 million for 2025, 2024 and 2023, respectively.

Postretirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees ("*Retiree Health Plans*") which may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance.

The North American Retiree Health Plans are unfunded and the projected benefit obligation was $20.3 million and $20.6 million as of December 31, 2025 and 2024, respectively. This liability should continue to decrease due to our limited exposure. The related income statement effects of the Retiree Health Plans are not material to the Company. We anticipate contributing cash of at least $1.9 million in 2026 to the postretirement medical benefit plans to fund anticipated benefit payments.

The year-end status of the Brazil postretirement medical benefit plans with a discount rate of 11.70% and 9.95% on each of December 31, 2025 and 2024, respectively was as follows:

		Postretirement Medical Benefits		
		Years Ended December 31,		
(in millions)		2025		2024
Change in accumulated postretirement benefit obligation ("*APBO*"):				
APBO at beginning of year	$	54.3	$	74.4
Interest cost		6.6		7.4
Actuarial (gain) loss		(1.8)		(11.2)
Currency fluctuations		7.2		(15.2)
Benefits paid		(1.4)		(1.1)
Net increase (decrease) in liability from acquisitions/disposals		0.3		—
APBO at end of year	$	65.2	$	54.3
Change in plan assets:				
Company contribution	$	1.4	$	1.1
Benefits paid		(1.4)		(1.1)
Unfunded status of the plans as of the end of the year	$	(65.2)	$	(54.3)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	$	(1.4)	$	(1.4)
Noncurrent liabilities		(63.8)		(52.9)
Amounts recognized in accumulated other comprehensive income				
Prior service credit	$	(8.2)	$	(8.8)
Actuarial (gain) loss	$	(2.5)	$	(0.6)

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ("*AOCI*")

The following table sets forth the changes in AOCI by component during the years ended December 31, 2025, 2024 and 2023:

(in millions)	Foreign Currency Translation Gain (Loss)	Net Actuarial Gain and Prior Service Cost	Amortization of Gain on Interest Rate Swap	Net Gain (Loss) on Marketable Securities Held in Trust	Total
Balance at December 31, 2022	$ (2,082.3)	$ (53.1)	$ 6.7	$ (23.5)	(2,152.2)
Other comprehensive income (loss)	152.0	31.1	1.8	30.6	215.5
Tax (expense) or benefit	2.1	(11.0)	(0.4)	(6.9)	(16.2)
Other comprehensive income (loss), net of tax	154.1	20.1	1.4	23.7	199.3
Less: (Gain) Loss attributable to noncontrolling interest	(2.0)	—	—	—	(2.0)
Balance at December 31, 2023	$ (1,930.2)	$ (33.0)	$ 8.1	$ 0.2	$ (1,954.9)
Other comprehensive income (loss)	(478.6)	16.8	(0.1)	(19.6)	(481.5)
Tax (expense) or benefit	(17.0)	(5.9)	—	4.8	(18.1)
Other comprehensive income (loss), net of tax	(495.6)	10.9	(0.1)	(14.8)	(499.6)
Less: (Gain) Loss attributable to noncontrolling interest	5.5	—	—	—	5.5
Balance at December 31, 2024	$ (2,420.3)	$ (22.1)	$ 8.0	$ (14.6)	$ (2,449.0)
Other comprehensive income (loss)	307.4	(4.6)	(0.1)	19.8	322.5
Tax (expense) or benefit	(0.3)	1.9	—	(4.5)	(2.9)
Other comprehensive income (loss), net of tax	307.1	(2.7)	(0.1)	15.3	319.6
Less: (Gain) Loss attributable to noncontrolling interest	(2.5)	—	—	—	(2.5)
Balance at December 31, 2025	$ (2,115.7)	$ (24.8)	$ 7.9	$ 0.7	$ (2,131.9)

20. SHARE REPURCHASES

In 2022, our Board of Directors approved two share repurchase programs for a total of $3.0 billion. Our repurchase programs allow the Company to repurchase shares of our Common Stock through open market purchases, accelerated share repurchase arrangements, privately negotiated transactions or otherwise and have no set expiration date.

During the year ended December 31, 2025, we made no share repurchases. During the year ended December 31, 2024, we repurchased 7,944,507 shares of Common Stock in the open market for approximately $235.4 million, at an average purchase price per share of $29.63.

The extent to which we repurchase our shares and the timing of any such repurchases depend on a number of factors, including market and business conditions, the price of our shares, our ability to access capital resources, our liquidity and corporate, regulatory and other considerations.

21. SHARE-BASED PAYMENTS

The Mosaic Company 2023 Stock and Incentive Plan (the "*2023 Stock and Incentive Plan*") was approved by our stockholders and became effective on May 25, 2023. It permits up to 18 million shares of common stock to be issued under share-based awards granted under this plan. The 2023 Stock and Incentive Plan provides for grants of stock options, restricted stock, restricted stock units, performance units and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors and independent contractors, as well as other designated individuals, are eligible to participate in the 2023 Stock and Incentive Plan.

The Mosaic Company 2014 Stock and Incentive Plan (the "*2014 Stock and Incentive Plan*") was approved by our stockholders and became effective on May 15, 2014. It permits up to 25 million shares of common stock to be issued under share-based awards granted under this plan. The 2014 Stock and Incentive Plan provides for grants of stock options, restricted stock, restricted stock units, performance units and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors and independent contractors, as well as other designated individuals, are eligible to participate in the 2014 Stock and Incentive Plan.

Mosaic settles stock option exercises, restricted stock units and certain performance units and performance shares with newly issued common shares. The Compensation Committee of the Board of Directors administers these plans subject to their respective provisions and applicable law.

Stock Options

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options generally vest in equal annual installments in the first three years following the date of grant (graded vesting). Stock options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant, net of estimated forfeitures.

Valuation Assumptions

Assumptions used to calculate the fair value of stock options awarded in 2017 are noted in the following table. Expected volatility is based on the simple average of implied and historical volatility using the daily closing prices of the Company's stock for a period equal to the expected term of the option. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life.

	Year Ended December 31, 2017
Weighted average assumptions used in option valuations:	
Expected volatility	35.35 %
Expected dividend yield	1.97 %
Expected term (in years)	7
Risk-free interest rate	2.34 %

A summary of the status of our stock options as of December 31, 2025, and activity during 2025, is as follows:

	Shares (in millions)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Outstanding as of December 31, 2024	0.5	$	32.68			
Granted	—		—			
Exercised	(0.1)	$	28.49			
Cancelled or forfeited	(0.1)	$	50.43			
Outstanding as of December 31, 2025	0.3	$	29.80	0.85	$	—
Exercisable as of December 31, 2025	0.3	$	29.80	0.85	$	—

There were no stock options granted or issued in 2024 or 2023.

Restricted Stock Units

Restricted stock units are issued to various employees, officers and directors at a value equal to the market price of our stock at the date of grant. The fair value of restricted stock units is equal to the market price of our stock at the date of grant. Restricted stock units generally cliff vest after three years of continuous service and are expensed on a straight-line basis over the required service period, based on the estimated grant date fair value, net of estimated forfeitures.

A summary of the status of our restricted stock units as of December 31, 2025, and activity during 2025, is as follows:

	Shares (in millions)		Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of December 31, 2024	1.6	$	41.61
Granted	1.0		23.87
Issued and cancelled or forfeited	(0.4)	$	49.48
Restricted stock units as of December 31, 2025	2.2	$	31.74

Performance Units

During the years ended December 31, 2025, 2024 and 2023, 818,382, 496,367 and 1,206,263 total stockholder return ("*TSR*") performance units were granted, respectively. Final performance units are awarded based on the increase or decrease, subject to certain limitations, in Mosaic's share price from the grant date to the third anniversary of the award, plus dividends (a measure of total stockholder return or TSR). The beginning and ending stock prices are based on a 30 trading-day average stock price. Holders of the awards must be employed at the end of the performance period in order for any units to vest, except in the event of death, disability or retirement at or after age 60, certain changes in control or the exercise of Committee or Board discretion as provided in the related award agreements.

The fair value of each TSR performance unit is determined using a Monte Carlo simulation. This valuation methodology utilizes assumptions consistent with those of our other share-based awards and a range of ending stock prices; however, the expected term of the awards is three years, which impacts the assumptions used to calculate the fair value of performance units as shown in the table below. 193,384, 241,189 and 354,500 of the TSR performance awards issued in 2025, 2024 and 2023, respectively, are to be settled in cash, and are therefore accounted for as a liability with changes in value recorded through earnings during the service period. The remaining TSR performance units issued in 2025, 2024 and 2023 are considered equity-classified fixed awards measured at grant-date fair value and not subsequently re-measured. All of the TSR performance units cliff vest after three years of continuous service and are expensed on a straight-line basis over the required service period, based on the estimated grant date fair value of the award net of estimated forfeitures.

A summary of the assumptions used to estimate the fair value of TSR performance units is as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Performance units granted	818,382	496,367	1,206,283
Average fair value of performance units on grant date	$ 21.3	$ 31.02	$ 50.56
Weighted average assumptions used in performance unit valuations:			
Expected volatility	39.71 %	40.95 %	48.33 %
Expected dividend yield	3.64 %	2.59 %	1.52 %
Expected term (in years)	3	3	3
Risk-free interest rate	3.90 %	4.48 %	4.52 %

A summary of our performance unit activity during 2025 is as follows:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2024	1.1	$ 44.15
Granted	0.8	21.30
Issued and cancelled or forfeited	(0.2)	$ 54.16
Outstanding as of December 31, 2025	1.7	$ 31.26

The outstanding performance units as of December 31, 2025 and 2024 include 593,968 and 463,410 cash-settled performance units, respectively.

Share-Based Compensation Expense

We recorded share-based compensation expense of $33.7 million, $20.2 million and $37.8 million for 2025, 2024 and 2023, respectively. The tax benefit related to share exercises and lapses in the year was $5.1 million, $1.0 million and $9.0 million for 2025, 2024 and 2023, respectively.

As of December 31, 2025, there was $1.5 million of total unrecognized compensation cost related to options, restricted stock units and performance units and shares granted under the 2014 Stock and Incentive Plan and the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of one year.

There was $0.6 million in cash received from exercises of share-based payment arrangements for 2025. There was no cash received from exercises of share-based payment arrangements for 2024 and 2023. We incurred a tax benefit for tax deductions from options of $6.9 million, $4.1 million and $7.9 million in 2025, 2024 and 2023, respectively.

22. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include rent payment escalation clauses, with lease terms ranging from one to 43 years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses. Our future obligations under these leases are included in Note 4 of our Notes to Consolidated Financial Statements.

We also have purchase obligations to purchase goods and services, primarily for raw materials used in products sold to customers. We have long-term agreements for the purchase of sulfur, which is used in the production of phosphoric acid, and natural gas, which is a significant raw material used primarily in the solution mining process in our Potash segment as well as in our phosphate concentrates plants.

A schedule of future minimum long-term purchase commitments, based on expected market prices as of December 31, 2025 is as follows:

(in millions)	Purchase Commitments
2026	$ 4,887.8
2027	2,245.4
2028	769.5
2029	449.8
2030	234.6
Subsequent years	24.8
	$ 8,611.9

Purchases made under long-term commitments were $2.7 billion in 2025, $2.1 billion in 2024 and $3.0 billion in 2023.

Most of our export sales of potash crop nutrients are marketed through a North American export association, Canpotex, which may fund its operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are contractually obligated to reimburse Canpotex for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from Canpotex.

We incur liabilities for reclamation activities and Gypstack closures in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of cash deposits, surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and therefore, in most cases, must be renewed on an annual basis. As of December 31, 2025 we had $829.9 million in surety bonds outstanding, of which $428.2 million is for reclamation obligations primarily related to mining in Florida. In addition, included in the total amount is $337.6 million, reflecting our updated closure cost estimates, delivered to the EPA as a substitute for the financial assurance provided through the Plant City Trust. The remaining balance in surety bonds outstanding of $64.1 million is for other matters.

23. CONTINGENCIES

We have described below the material judicial and administrative proceedings to which we are subject.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water or groundwater impacts. Spills or other releases of regulated substances, subsidence at our facilities and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established reserves of approximately $192.2 million and $197.5 million as of December 31, 2025 and 2024, respectively, of which $87.9 million and $90.8 million are included in Accrued Liabilities and $104.3 million and $106.7 million in Other Non Current Liabilities in the Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the impacts at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

New Wales Phase II East Stack. In April 2022 we confirmed the presence of a cavity in and liner tear beneath the southern part of the active phosphogypsum stack at the Company's New Wales facility in Florida. This resulted in process water

draining beneath the stack. The circumstances were reported to the FDEP and EPA. Phase I of the repairs, consisting of stabilizing the cavity by depositing low pressure grout into it, began in July 2022 and now is complete. Phase II work, which consists of injecting high pressure grout beneath the stack to restore the geological confining layer beneath it, began in early in 2023 and the work is now complete.

As of December 31, 2025 we have a reserve of $3.4 million, for estimated water management and other costs associated with this event. We are unable to estimate at this time potential future additional financial impacts or a range of loss, if any.

New Wales Phase II West Stack. In October 2023, we observed a series of seismic acoustic emissions and changes to piezometric water levels in a part of the Phase II West phosphogypsum stack at the New Wales, Florida facility. These observations may be an indication of a breach in the stack liner system and were reported to the FDEP and EPA. We have begun repairs; stabilization grouting is complete and high-pressure grouting, which began in October 2024, is expected to conclude in the first half of 2026. The area of the stack is not in use for either process water storage or additional gypsum placement. It lies within a zone of capture of a recovery groundwater well, which is operating as intended. No offsite impacts are known or expected.

As of December 31, 2025 we have a reserve of $65.1 million, for estimated repairs. We are unable to estimate at this time potential future additional financial impacts or a range of loss.

EPA RCRA Initiative. We have certain financial assurance and other obligations under consent decrees and a separate financial assurance arrangement relating to our facilities in Florida and Louisiana. These obligations are discussed in Note 14 of our Notes to Consolidated Financial Statements in this Form 10-K.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party's conduct on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to: ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies; CF; and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. We record potential indemnifications as an offset to the established accruals when they are realizable or realized. The failure of an indemnitor to fulfill its obligations could result in future costs that could be material.

Brazil Legal Contingencies

Our Brazilian subsidiaries are engaged in a number of judicial and administrative proceedings regarding labor, environmental, mining and civil claims that allege aggregate damages or fines of approximately $531.8 million. We estimate that our probable aggregate loss with respect to these claims is approximately $69.4 million, which is included in our accrued liabilities in our Consolidated Balance Sheets at December 31, 2025. Approximately $387.6 million of the maximum potential loss above relates to labor claims, of which approximately $50.3 million is included in accrued liabilities in our Consolidated Balance Sheets at December 31, 2025.

Based on Brazil legislation and the current status of similar labor cases involving unrelated companies, we believe we have recorded adequate loss contingency reserves sufficient to cover our estimate of probable losses. If the status of similar cases involving unrelated companies were to adversely change in the future, our maximum exposure could increase and additional accruals could be required.

Brazil Tax Contingencies

Our Brazilian subsidiaries are engaged in a number of judicial and administrative proceedings relating to various non-income tax matters. We estimate that our maximum potential liability with respect to these matters is approximately $751.9 million, of which $200.1 million is subject to an indemnification agreement entered into with Vale S.A in connection with the acquisition of certain mining assets and facilities.

Approximately $431.4 million of the maximum potential liability relates to a Brazilian federal value added tax, PIS and COFINS, and tax credit cases, while the majority of the remaining amount relates to various other non-income tax cases. The maximum potential liability can increase with new audits from Brazilian tax authorities. Based on Brazil tax legislation and the current status of similar tax cases involving unrelated taxpayers, we believe we have recorded adequate loss contingency reserves sufficient to cover our estimate of probable losses, which are immaterial. If the status of similar tax cases involving unrelated taxpayer changes in the future, additional accruals could be required.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

24. RELATED PARTY TRANSACTIONS

We enter into transactions and agreements with certain of our non-consolidated companies and other related parties from time to time. As of December 31, 2025, we had amounts included in Accounts Receivable and Accounts Payable on our Consolidated Balances due from our non-consolidated companies of which the net amount totaled $10.0 million. As of December 31, 2024, the net amount due to our non-consolidated companies totaled $46.5 million.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

| | Years Ended December 31, | | |
(in millions)	2025	2024	2023
Transactions with non-consolidated companies included in net sales	$ 1,274.9	$ 931.0	$ 1,321.0
Transactions with non-consolidated companies included in cost of goods sold	$ 1,015.6	$ 1,082.7	$ 1,465.2

[a] Amounts included in net sales primarily relate to sales from our Potash segment to Canpotex.
[b] Amounts included in cost of goods sold primarily relate to purchases from Canpotex by our Mosaic Fertilizantes segment and India and China distribution businesses. Prior year amounts also includes purchases from MWSPC.

25. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics and for which segment financial information is available for our chief operating decision maker. Our chief operating decision maker is our chief executive officer.

For a description of our business segments, see Note 1 of our Notes to Consolidated Financial Statements. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on the gross margin and operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Intersegment eliminations, including profit on intersegment sales, mark-to-market gains/losses on derivatives, debt expenses and the results of the China and India distribution business are included within Corporate, Eliminations and Other. Certain selling, general and administrative costs that are not controllable by the business segments are included within Corporate, Eliminations and Other.

For the Phosphate, Potash and Mosaic Fertilizantes segments, the chief operating decision maker uses both segment gross margin and operating earnings to allocate resources to each segment, predominantly in the annual budget and forecasting process. The chief operating decision maker considers forecast-to-actual variances on a monthly basis for both profit measures when making decisions about allocating capital and personnel to the segments. The chief operating decision maker

also uses segment gross margin for evaluating product pricing and segment profit or loss from operations to assess the performance for each segment by comparing the results and return on assets of each segment with one another.

Segment information for the years 2025, 2024 and 2023 is as follows:

(in millions)	Phosphate	Potash	Mosaic Fertilizantes	Corporate, Eliminations and Other [a]	Total
Year Ended December 31, 2025					
Net sales to external customers	$ 3,877.8	$ 2,658.7	$ 4,847.3	$ 668.6	$ 12,052.4
Intersegment net sales	698.7	3.0	—	(701.7)	—
Net sales	4,576.5	2,661.7	4,847.3	(33.1)	12,052.4
Cost of goods sold[b]	4,139.2	1,791.7	4,355.3	(135.7)	10,150.5
Gross margin	437.3	870.0	492.0	102.6	1,901.9
Canadian resource taxes	—	272.8	—	—	272.8
Gross margin (excluding Canadian resource taxes)	437.3	1,142.8	492.0	102.6	2,174.7
Selling, general and administrative[c]	45.8	30.1	147.9	310.1	533.9
Loss (gain) on assets sold and to be sold	—	185.0	(27.7)	—	157.3
Impairment of goodwill	—	3.6	96.3	—	99.9
Other operating expenses[d]	256.0	13.6	(1.4)	21.1	289.3
Operating earnings	135.4	637.7	277.0	(228.6)	821.5
Capital expenditures	848.9	243.5	260.5	6.5	1,359.4
Depreciation, depletion and amortization expense	500.7	336.5	174.2	38.5	1,049.9
Equity in net earnings of nonconsolidated companies	—	—	—	2.3	2.3
Year Ended December 31, 2024					
Net sales to external customers	$ 3,793.3	$ 2,371.0	$ 4,422.3	$ 536.2	$ 11,122.8
Intersegment net sales	725.5	17.7	—	(743.2)	—
Net sales	4,518.8	2,388.7	4,422.3	(207.0)	11,122.8
Cost of goods sold[b]	3,924.8	1,745.5	4,015.7	(75.1)	9,610.9
Gross margin	594.0	643.2	406.6	(131.9)	1,511.9
Canadian resource taxes	—	232.2	—	—	232.2
Gross margin (excluding Canadian resource taxes)	594.0	875.4	406.6	(131.9)	1,744.1
Selling, general and administrative[c]	45.3	31.1	134.7	285.8	496.9
Other operating expenses[d]	323.7	7.7	34.2	27.9	393.5
Operating earnings	225.1	604.5	237.6	(445.7)	621.5
Gain on sale of equity method investment	522.2	—	—	—	522.2
Capital expenditures	660.7	297.5	242.8	50.8	1,251.8
Depreciation, depletion and amortization expense	505.6	336.5	159.3	24.1	1,025.5
Equity in net earnings of nonconsolidated companies	70.9	—	—	2.4	73.3
Year Ended December 31, 2023					
Net sales to external customers	$ 3,894.5	$ 3,203.1	$ 5,684.7	$ 913.8	$ 13,696.1
Intersegment net sales	829.8	30.5	—	(860.3)	—
Net sales	4,724.3	3,233.6	5,684.7	53.5	13,696.1
Cost of goods sold[b]	4,022.2	2,018.6	5,473.1	(28.4)	11,485.5
Gross margin	702.1	1,215.0	211.6	81.9	2,210.6
Canadian resource taxes	—	403.4	—	—	403.4
Gross margin (excluding Canadian resource taxes)	702.1	1,618.4	211.6	81.9	2,614.0
Selling, general and administrative[c]	42.0	30.0	110.1	318.4	500.5

Loss (gain) on assets sold and to be sold	—	—	—	(56.5)	(56.5)
Other operating expenses[d]	284.3	33.5	27.0	83.7	428.5
Operating earnings	375.7	1,151.5	74.5	(263.6)	1,338.1
Capital expenditures	625.9	357.4	336.3	82.8	1,402.4
Depreciation, depletion and amortization expense	485.7	299.0	165.5	10.4	960.6
Equity in net earnings of nonconsolidated companies	56.4	—	—	3.9	60.3
Total assets as of December 31, 2025	$ 10,239.0	$ 6,610.6	$ 4,618.5	$ 3,012.0	$ 24,480.1
Total assets as of December 31, 2024[e]	9,419.5	6,480.6	4,372.0	2,651.9	22,924.0
Total assets as of December 31, 2023[e]	9,494.9	6,914.7	5,205.7	1,417.5	23,032.8

(a) The "Corporate, Eliminations and Other" category includes the results of our ancillary distribution operations in India and China. For the years ended December 31, 2025, 2024 and 2023, distribution operations in India and China had revenues of $640.0 million, $519.6 million and $898.9 million, respectively, and gross margins of $88.0 million, $39.7 million and $(16.8) million, respectively. These operations do not meet the quantitative thresholds for determining reportable segments.

(b) The primary components of cost of goods sold are raw material purchases, including sulfur and ammonia, conversion costs and transportation costs.

(c) Selling, general and administrative expenses include nonmanufacturing payroll expense and professional services expense.

(d) Other operating expenses typically relate to five major categories: (1) AROs, (2) environmental and legal reserves, (3) idle facility costs, (4) insurance reimbursements, and (5) gain/loss on sale or disposal of fixed assets.

(e) In 2025, the information about segment assets regularly provided to and reviewed by our CODM was revised to no longer include intercompany assets and segment cash, and to include an allocation of certain fixed assets from Corprate to the Phosphate and Potash segments. As a result, the December 31, 2024 and 2023 balances have been recast to reflect these changes.

Financial information relating to our operations by geographic area is as follows:

		Years Ended December 31,		
(in millions)		2025	2024	2023
Net sales[a]:				
Brazil	$	4,678.5	$ 4,296.2	$ 5,480.9
Canpotex[b]		1,247.8	884.3	1,275.7
China		551.3	536.9	556.1
Canada		387.6	520.1	411.6
Paraguay		148.0	178.5	222.8
Argentina		133.4	141.8	75.2
Japan		122.5	130.8	157.7
Colombia		89.1	118.7	103.2
India		70.9	72.8	350.8
Australia		65.6	57.9	69.0
Peru		62.1	49.2	77.5
Mexico		29.0	42.2	125.5
Honduras		32.4	25.7	30.0
Dominican Republic		22.3	14.7	16.7
Other		89.0	82.3	64.3
Total international countries		7,729.5	7,152.1	9,017.0
United States		4,322.9	3,970.7	4,679.1
Consolidated	$	12,052.4	$ 11,122.8	$ 13,696.1

(a) Revenues are attributed to countries based on location of customer.

(b) Canpotex sales to the ultimate third-party customers are made to customers in various countries. The countries with the largest portion of third-party customer sales are Brazil, China, India and Indonesia.

| | December 31, | |
(in millions)	**2025**	**2024**
Long-lived assets:		
Canada	$ 5,837.8	$ 5,390.5
Brazil	2,372.9	2,012.8
Other	630.5	545.8
Total international countries	8,841.2	7,949.1
United States	8,584.7	8,457.2
Consolidated	$ 17,425.9	$ 16,406.3

Excluded from the table above as of December 31, 2025 and 2024, are goodwill of $1,005.1 million and $1,061.1 million and deferred income tax assets of $811.6 million and $958.3 million, respectively.

Net sales by product type for the years 2025, 2024 and 2023 are as follows:

| | Years Ended December 31, | | |
(in millions)	**2025**	**2024**	**2023**
Sales by product type:			
Phosphate Crop Nutrients	$ 3,273.4	$ 2,978.7	$ 3,277.5
Potash Crop Nutrients	2,920.4	2,808.6	4,107.7
Crop Nutrient Blends	1,380.6	1,253.4	2,107.4
Performance Products[a]	2,635.1	2,264.2	2,453.3
Phosphate Rock	132.1	217.2	125.9
Other[b]	1,710.8	1,600.7	1,624.3
	$ 12,052.4	$ 11,122.8	$ 13,696.1

(a)   Includes sales of MicroEssentials®, K-Mag® and Aspire®.
(b)   Includes sales of industrial potash, feed products, nitrogen and other products.

26. Assets Sold and Held for Sale

On October 3, 2025, we completed the sale of our idled Patos de Minas phosphate mining unit in Brazil. Under terms of the agreement, we expect to receive a total of $111 million, with $51 million received at closing and the balance of the purchase price to be paid in installments over the next four years. We recorded a gain of approximately $94 million at closing

On November 3, 2025, we completed the sale of our interest in the Taquari potash mine in Brazil for proceeds of up to $27 million with $12 million received at closing and an additional $10 million due in one year. The remaining $5 million is contingent upon future potash pricing benchmarks. We recorded a loss of approximately $66 million related to the transaction.

On December 19, 2025, we entered into an agreement to sell our Carlsbad potash mine in New Mexico for $20.0 million, subject to adjustment, along with a deferred payment of $10.0 million payable in three installments from 2029 to 2031. Consequently, Carlsbad was reclassified as held for sale, and an impairment loss of approximately $185.0 million was recorded as of December 31, 2025. The fair value of Carlsbad was determined based on the terms of the sale, working capital adjustments and discounted deferred payments, and is classified as Level 3 within the fair value hierarchy due to reliance on unobservable inputs. Any subsequent changes to net assets or significant assumptions may result in further adjustments to the recognized impairment prior to closing. The transaction is expected to close in the first half of 2026, subject to customary closing conditions.

The carrying amounts of the major classes of assets and liabilities of the Carlsbad disposal group classified as held for sale as of December 31, 2025 are as follows:

(in millions)

Assets		
Accounts receivable, net	$	15.7
Inventories, net		44.5
Other assets		14.2
Property, plant and equipment, net		184.1
Valuation allowance on assets held for sale		(185.0)
Current assets held for sale	$	73.5
Liabilities		
Accounts payable and accrued expenses	$	14.3
Deferred tax liability		20.2
Asset retirement obligations		20.8
Current liabilities held for sale	$	55.3

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is a process designed to provide reasonable assurance to our management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations from our management and Board of Directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In assessing the effectiveness of our internal control over financial reporting as of December 31, 2025 management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled *Internal Control—Integrated Framework (2013).* Based on their evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has issued an auditors' report on the Company's internal control over financial reporting as of December 31, 2025.

Board of Directors

GREGORY L. EBEL
President and Chief Executive Officer of Enbridge, Inc.
Chair of The Mosaic Company Board of Directors

Committees: Audit; Corporate Governance and Nominating

CHERYL K. BEEBE
Retired Chief Financial Officer of Ingredion Incorporated

Committees: Audit (Chair); Corporate Governance and Nominating

BRUCE M. BODINE
President and Chief Executive Officer of The Mosaic Company

TIMOTHY S. GITZEL
President and Chief Executive Officer of Cameco Corporation

Committees: Compensation and Human Resources (Chair); Corporate Governance and Nominating

EMERY N. KOENIG
Retired Vice Chairman and Chief Risk Officer of Cargill, Incorporated

Committees: Environmental, Health, Safety and Sustainable Development (Chair); Corporate Governance and Nominating

JODY L. KUZENKO
President and Chief Executive Officer of Torex Gold Resources Inc.

Committees: Compensation and Human Resources, Environmental, Health, Safety and Sustainable Development

SONYA C. LITTLE
President and Chief Operating Officer of COI Energy.

Committee: Audit

DAVID T. SEATON
Former Chairman and Chief Executive Officer of Fluor Corporation

Committees: Audit; Compensation and Human Resources

KATHLEEN M. SHANAHAN
Senior Advisor of Turtle & Hughs, Inc.

Committee: Compensation and Human Resources

JOÃO ROBERTO GONÇALVES TEIXEIRA
Former Chief Executive Officer of Copersucar S.A.

Committees: Audit; Environmental, Health, Safety and Sustainable Development

GRETCHEN H. WATKINS
Former President of Shell USA, Inc.

Committees: Compensation and Human Resources; Environmental, Health, Safety and Sustainable Development

KELVIN R. WESTBROOK
President and Chief Executive Officer of KRW Advisors, LLC

Committees: Corporate Governance and Nominating (Chair); Environmental, Health, Safety and Sustainable Development

Executive Officers

BRUCE M. BODINE
President and Chief Executive Officer

PHILIP E. BAUER
Senior Vice President, General Counsel and Corporate Secretary

WALTER F. PRECOURT III
Senior Vice President and Chief Administrative Officer

LUCIANO SIANI PIRES
Executive Vice President and Chief Financial Officer

KAREN A. SWAGER
Executive Vice President – Operations

YIJUN "JENNY" WANG
Executive Vice President – Commercial

Shareholder Information

Safe Harbor

Certain statements in this report that are neither reported financials nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Mosaic's plans and objectives to differ materially from those expressed in the forward-looking statements. Additional information about such risks and uncertainties is set forth in our reports filed with the Securities and Exchange Commission.

Shareholder Return Information

The following performance graph compares the cumulative total return on our common stock for a period beginning December 31, 2020, with the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Materials Index and a peer group of companies selected by us. Our 2025 peer group is comprised of Nutrien Ltd., CF Industries Holdings Inc., ICL Group, Ltd., K+S Aktiengesellschaft and Yara International ASA. Our stock price performance differs from that of our peer group during some periods due to differences in the market segments in which we compete or in the level of our participation in such segments compared to other members of the peer group. In accordance with Standard & Poor's policies, companies with less than a majority of their stock publicly traded are not included in the S&P 500 Index. The comparisons set forth below assume an initial investment of $100 and reinvestment of dividends or distributions.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mosaic Company, The, the S&P 500 Index, the S&P 500 Materials Index, and a Peer Group

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

— Mosaic Company, The   — S&P 500   — S&P 500 Materials   — Peer Group

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

CORPORATE HEADQUARTERS
101 East Kennedy Blvd.
Suite 2500
Tampa, FL 33602
813.775.4200

STOCK EXCHANGE
New York Stock Exchange
Ticker Symbol: MOS

TRANSFER AGENT
Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
877.777.0800

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
100 North Tampa Street
Suite 1700
Tampa, FL 33602

MEDIA CONTACT
Ben Pratt
Vice President –Public Affairs
813.775.4206
Public.Affairs@mosaicco.com

INVESTOR CONTACT
Joan Tong
Director – Investor Relations
813.775.4260
Investor@mosaicco.com

Mosaic's 10-K Report, filed in February 2026 with the Securities and Exchange Commission, is available to shareholders and interested parties without charge by contacting Joan Tong.

WEBSITE
Mosaicco.com



www.Mosaicco.com/2025AnnualReport



The Mosaic Company

101 East Kennedy Blvd.
Suite 2500
Tampa, FL 33602
813.775.4200

© 2026 The Mosaic Company
We Help the World Grow the Food it Needs.



MIX
Paper | Supporting
responsible forestry
FSC® C132107

This was printed on paper made of
material from well-managed FSC®-certified
forests, recycled materials, and other
controlled sources.